United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
2Q05 Financial Statements (BRGAAP)
Signature page

BR GAAP
REAPING THE FRUITS OF THE LONG CYCLE
CVRD’s performance in the second quarter 2005
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Investor Relations Department
Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540
Rio de Janeiro, August 10, 2005 — Excellent strategy execution, linked mainly to discipline in capital allocation, has allowed Companhia Vale do Rio Doce (CVRD) to benefit from the opportunities offered by the long cycle in the metals and mining sector.
The results in the second quarter of 2005 (2Q05) reflected this process, with various new records being set in the following areas: shipments of iron ore and pellets, gross revenues, operational performance, cash generation and net earnings. Of particular note were the records for production - 115.841 million tons of iron ore in 1H05, investments1 of US$ 2.5 billion and exports of US$ 6.1 billion in the last twelve months, and the Company’s achievement of the investment grade rating.
•	Sales of iron ore and pellets in 2Q05 of 61.717 million tons, 10.9% higher than in 2Q04.

•	Gross revenues in 2Q05 of R$10.052 billion, up 36.3% year-over-year (yoy).

•	Consolidated exports in 1H05 of US$3.287 billion, exceeding the exports obtained in 1H04, by 22.4%. Once again, CVRD’s sales performance in international markets reinforced the Company’s position as Brazil’s largest exporter.

•	Net exports in 1H05 (exports less imports) of US$2.912 billion were 29.6% higher than that reported in 1H04. CVRD’s contribution to Brazil’s trade balance continues to be extremely significant, being responsible for 14.8% of the trade surplus of US$19.666 billion in the first half of this year.

•	Operational performance, as measured by EBIT (earnings before interest and taxation) of R$4.756 billion in 2Q05, 60.2% higher than in 2Q04, when this figure amounted to R$2.968 billion.

[1]	according to the generally accepted accounting principles in the United States (US GAAP)

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and CSI.
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BR GAAP
•	Cash generation, as measured by EBITDA (earnings before interest, taxation, depreciation and amortization), in 2Q05 of R$5.334 billion, which represents an increase of 57.6% yoy.
•	Net earnings of R$3.479 billion in 2Q05, which corresponds to earnings per share of R$3.02, which is more than double than the figure reported in 2Q04, of R$1.683 billion.
•	Return on equity (ROE) of 38.3% in 2Q05, compared to 36.0% in 1Q05.
•	Investments of US$821.3 million in 2Q05, as measured according to the US GAAP principles.
SELECTED FINANCIAL INDICATORS

					R$ million
	2Q04	1Q05	2Q05	1S04	1S05
Gross operating revenues	7,374	7,052	10,052	13,304	17,104
Exports (US$ million)	1,598	1,336	1,951	2,686	3,287
EBIT	2,968	2,375	4,755	4,747	7,132
EBIT margin (%)	42.6%	35.3%	49.8%	37.6%	43.8%
EBITDA	3,384	2,849	5,334	5,819	8,183
Net earnings	1,683	1,614	3,479	2,637	5,094
Net earnings per share (R$)	1.46	1.40	3.02	2.29	4.42
Capex (US$ million)	488.3	570.3	821.3	846.3	1,391.6
BUSINESS OUTLOOK
The global economy appears to be close to completion of a transition toward a more sustainable long-term rate of expansion. In spite of the adverse effect of the shock in oil prices — whose persistence at high levels, indeed, reflects the strength of demand — there are good indications that the world economic growth is robust and should continue over the coming quarters.
In 2Q05 the US economy completed its ninth consecutive quarter with an annual expansion rate above 3%. At the same time, China’s annualized GDP growth rate has been above 9% since 3Q03 and was 9.5% in 2Q05.
Leading indicators of manufacturing industry activity are showing signals that suggest a strong recovery, as new wholesale orders, production, purchasing orders/inventories have been growing significantly since June.
There was substantial accumulation of inventories in the US in 4Q04 and 1Q05, leading companies to reduce them in 2Q05. Therefore, the ISM (Institute of Supply Management) indicator for the industry reached in May 2005 its lowest point of a downtrend which begun in 2Q04. Since then, its behavior reversed markedly, indicating acceleration of industrial growth in the next two quarters.
The adjustment in the US economy coincided with a similar industrial movement in other important economies, in terms of consumption of inventories of commodities and processed raw materials, which had reached excessive levels in response to the increase in prices and supply-side uncertainties in 2004.
With this phase completed, there is a recovery in the Purchasing Manager Indices (PMIs) in practically all the world’s regions, suggesting the start of a globally synchronized recovery in economic activity. This synchronization had been broken down since the middle of 2004, with the slow growth of Japan and the Eurozone.
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The dynamics of the cycle now translate into new purchase orders, increased international trade flows, industrial growth, and recovery in commodity prices. Symptomatically, copper prices reached 20-year record highs in June and July, and primary aluminum prices interrupted their downtrend initiated since last March, accumulating a fall of 15.5% until the first week of July.
In the steel industry, the International Iron and Steel Institute (IISI) figure of 7.6% for global expansion of production in the first half of the year hides the disparity between the very strong Chinese growth of 28.3% and a soft patch in the rest of the world, where production increased by only 0.6%, as a result of the marginal cuts since February. Indeed, building of inventories in the hands of consumers of steel products forced the industry to slow down production, primarily in the EU and North America — where crude steel output decreased, respectively, by 1.7% and 2.6%.
In the developing economies, which are less subject to cyclical variations, being China and India typical examples, steel production continued to grow vigorously, with increases of 28.3% and 12%, respectively, in the first half of 2005.
In the coming months we expect to see the differences between steel production growth in the various regions of the world diminishing — with more moderate expansion in China, where there appears to be a short term excess supply in long steels, and a recovery in the European Union and the US, reflecting the reduction of inventories over recent months. It is important to point out that the urbanization process in large scale in China is expected to continue for at least the next 10 years. Thus, strong demand for long steel, used in civil construction, should prevail.
In China, fixed assets investments, a good leading indicator for steel consumption, has been growing at annual rates above 25% since March, and was 27.1% in June. Thus, the strong outlook for consumption combined with the probably more moderate increase in production indicates lower availability for exports, setting the stage for a recovery in steel production in other regions of the world.
A scenario in which there is persistent economic growth in China, strengthening of the US, European and Japanese economies, and a slow response from supply given the restraints on supply of equipment, makes it possible to foresee lengthening of the present mining and metals cycle.
The continuity of the global economic growth — with strong liquidity in the financial markets and solid demand for commodities — tends to benefit Brazil and sustain the appreciation of the Real against the US dollar.
As a result of the performance of steel production, Chinese imports of iron ore reached 131.2 million tons in the first half of 2005 (1H05), 34.1% higher yoy. China’s volume of imports in 1H05 was equal to the annual imports of the whole of the European Union, for example.
In spite of record imports, inventories of iron ore in the Chinese ports in July continued to be low. Spot market prices started rising again, remaining above benchmark prices. Thus, all the signs indicate that excess global demand for iron ore will continue.
In July, the China National Development & Reform Commission issued its Steel Industry Development Policy, aiming to restructure the steel industry turning it more efficient and competitive in the global market. The steel industry in China is still very fragmented: according to the China Iron & Steel Association (CISA) in 2004 there were 871 steel mills in operation, but only 15 with capacity of 5 million tons per year or more, and the top 10 companies were producing 35% of the total
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BR GAAP
output. The Chinese government’s target is to increase this percentage to 50% in 2005 and 70% in 2010, through mergers and expansion of the more competitive operations.
Since the directives of the new policy do not apply to projects that have already been approved, we believe their effects will not be felt in the short term. It is possible, however, to predict that the focus on consolidation, productivity gains and product quality improvements will tend to benefit an iron ore supplier such as CVRD, which has large scale, high quality products, capacity to develop specific solutions, and whose clients are among the players with the largest scale, financial capacity and advanced technological development.
The market for alumina continues to show signs of disequilibrium between supply and demand. Chinese imports in 1H05 were 3.7 million tons, 30% more than in 1H04, and prices have passed the US$ 400/ton mark. Our expectation is that this scenario will not change significantly over the next 18 months.
The situation in the ferro alloys market is different from that of the other mineral products. After a strong rise which began in 4Q03, prices entered a downtrend starting around the middle of 2004, with the exception of medium carbon ferro-manganese alloy, whose price fall is more recent, becoming pronounced in 1Q05.
The imbalance in the alloys market was caused by the strong expansion of capacity — which, according to data from the International Manganese Institute, was 12.3% in 2003 and 15.4% in 2004 - and in global production, which grew 20% in 2004, put in place mainly by the higher-cost, non-integrated producers. The expansion of Chinese production — from 20% of global alloys production in 2000 to 35% in 2004, supported by a considerable increase in imports of manganese ore since 2001 — was a key factor in this context of excess supply.
Due to the context of accumulation of inventories and falling prices, CVRD is shutting down temporarily the two furnaces of its Mo I Rana plants, in Norway, and running the Dunkerque unit, in France, at half-capacity — these two actions should reduce the company’s output of alloys by an estimated 200,000 tons in an annualized basis. At the same time, other players are also reducing production, some recently re-activated plants are being closed, and the Chinese government is eliminating export incentives.
As a consequence, we expect alloy prices to stabilize in the near future. Manganese ore and ferro alloys provided 4.4% of CVRD’s total sales revenue in 2Q05.
IMPORTANT RECENT EVENTS
• CVRD rated investment grade
On July 8, Moody’s Investors Service upgraded CVRD foreign currency rating from Ba1 to Baa3. According to Moody’s rating scale, Baa3 qualifies the Company as a moderate credit risk issuer, without speculative elements, corresponding to investment grade.
The upgrade of CVRD’s rating is a landmark in its growth path, characterized by the Company’s strong commitment to shareholder value creation. CVRD is the first Brazilian company to obtain the investment grade rating.
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•	Dividend payment
On April 29, CVRD distributed to its shareholders a total of R$ 1,280 billion, equivalent to US$ 0.435 per share, as the first installment of the minimum dividend for the year of 2005, set at US$ 1.0 billion.
Payment of the second tranche of the minimum dividend is scheduled for October 31.
•	Development of the Vermelho nickel project approved
In July, CVRD’s Board of Directors gave the go-ahead for development of the Vermelho nickel project, located in the Carajás mineral province, in the Brazilian state of Pará. This project will mark the Company’s entry into the global nickel market. The Vermelho project will have production capacity for approximately 46,000 tons per year (tpy) of metallic nickel and 2,800 tpy of cobalt. The useful life of the project is estimated to be 40 years.
The estimated investment is up to US$ 1.2 billion, with startup scheduled for the fourth quarter of 2008.
•	CVRD begins mineral exploration in Australia
In July CVRD signed agreement with the Australian mining companies Aquila Resources Limited and AMCI Holdings for an exploration study of the Belvedere Coal Underground Project (Belvedere). Belvedere is an estimated 2.7 billion ton hard coking coal resource located in the state of Queensland, Australia.
At the conclusion of the pre-feasibility study, CVRD has the option to acquire a 51% interest in Belvedere at a price of US$ 90 million. CVRD has further options to increase its stake in the project up to 100% by acquiring its partners ´ interests at a fair market value determined at the time of the exercising of each option.
With this project, CVRD now has mineral exploration investments in four continents: South America, Africa, Asia and Australasia.
•	First iron ore shipment to Ukraine
In August, CVRD concluded its first iron ore shipment to Ukraine. Ukraine is the world seventh largest steel producer. This shipment represents the conquest of a new frontier of the iron ore seaborne market.
•	Divestment of QCM
CVRD’s subsidiary Caemi sold its shareholding in Quebec Cartier Mining Company (QCM), an iron ore and pellets producer with operations in Quebec, Canada, for US$ 125 million, to Dofasco Inc, on July 22.
This transaction completed CVRD’s compliance with its undertakings to the antitrust authorities of the European Union.
SALES AND REVENUES
CVRD’s gross revenues in 2Q05 amounted to R$ 10.052 billion, 36.3% higher yoy. The growth of R$ 2.678 billion is essentially a function of the higher pricing level, responsible for an increase of R$ 4.131 billion in gross revenues, principally due to the positive impact of the annual price increase of iron ore and pellets.
Increased sales volume, including shipments of copper concentrates, improved the Company’s gross revenues by R$ 285 million.
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On the other hand, the appreciation of the Brazilian real against the US dollar seen between 2Q05 and 2Q04, of 18.6%, again had a negative impact on CVRD’s revenues, reducing them by around R$ 1.347 billion.
The ferrous minerals area was responsible for 74.3% of the Company’s total gross revenue in 2Q05, the aluminum chain accounted for 9.2%, logistics services 8.5%, non-ferrous minerals 4.1% and steel products 3.8%.
Brazil was once again the main destination of the Company’s sales, accounting for 23.0% of gross revenues in 2Q05. Sales to Europe, accounted for 30.2% of total sales, Germany being the main destination (8.7% of the total). Sales to Asia accounted for 25.1% of gross revenues, where China alone accounted for 11.3% of the total.
•	Ferrous minerals
Sales of iron ore totaled 52.969 million tons in 2Q05, up 17.1% yoy. Between 2Q04 and 2Q05, two new mines began operations: Capão Xavier, in June 2004, and Fábrica Nova, in April of this year.
In 2Q05, CVRD purchased 4.140 million tons of iron ore from small mining companies located in the Iron Quadrangle, in the state of Minas Gerais, Brazil to complement its own production in the quarter — a new record, of 62,583 million tons — and enable the Company to meet commitments to clients. Total purchases from third party suppliers in 1H05 were 8.496 million tons, 10.5% more than the 7.687 million tons acquired in 1H04.
Pellet sales, of 8.748 million tons, were down 1.678 million tons compared to 2Q04 due to the programmed maintenance stoppage of the São Luís pelletizing plant, which production decresed 472,000 tons in the 2Q05 quarter-over-quarter (qoq), and because of shipment reprogramming between quarters.
Of the volume sold in 2Q05, 12.3 million tons of iron ore and pellets were shipped to China, representing 19.9% of the total, 6.6 million tons to Japan (10.7%) and 20.6 million tons to Europe (33.4%). Sales within Brazil accounted for 18.5% of the total — 11.4 million tons — of which 2.6 million tons were sent to the pelletizing joint ventures and 8.8 million tons to Brazilian steel and pig iron producers.
Gross revenues from the sale of iron ore and pellets in 2Q05 amounted to R$ 7.015 billion. About 90% of the difference of the iron ore and pellet price increase, retroactive to 1Q05, was accounted for in this quarter.
Revenues from the operation services of the pelletizing plants located in Tubarão, amounted to R$ 13 million.
Sales of manganese ore amounted to 194,000 tons, 5.4% lower than the figure in 2Q04, mainly because of the drop in Chinese demand for this product, generating total gross revenues of R$ 62 million.
Sales of ferro alloys were 151,000 tons and revenues generated from these sales, R$ 381 million, were substantially impacted by the drop in the ferro alloys price seen in 2Q05.
The global market for alloys is in a typical oversupply phase, after production growth of 20% in 2004. With the accumulation of inventories and falling prices, CVRD has decided to suspend production at the two Mo I Rana furnaces in Norway, and reduce capacity utilization at Dunkerque plant, in France, to 50% -
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together these actions reduce output of alloys by an estimated 200,000 tons per year.
Various swing producers — plants with high costs, which produce at the top of the cycle and shut down in the low part of the cycle — have suspended operations due to the price fall, and as a result the rate of growth of production fell in 1Q05, from 20% to 15% per year. Supply — and as a result, prices — are expected to stabilize in the coming quarters.
•	Aluminum chain
Sales of bauxite, alumina and primary aluminum in the quarter, due to the fact that short-term production capacity remained unaltered, did not see any significant changes. Some variations seen between quarters, in terms of volume shipped, were because of shipment reprogramming.
In 2Q05, sales of bauxite amounted to 1.401 million tons, 13.4% more than in 2Q04, and 13.6% higher than sales in 1Q05.
Sales of alumina, of 367,000 tons, saw an increase of 8.9%, compared to the sales recorded in the same quarter in 2004, of 337,000 tons.
Primary aluminum sales, of 123,000 tons, were down 7.5% on 2Q04.
Sales of products in the aluminum chain generated gross revenues of R$ 928 million, 9.2% of CVRD’s total sales in this quarter.
•	Copper
In 2Q05, CVRD sold 105,000 tons of copper concentrate, 20,000 tons more than 1Q05, 85,000 tons, and 71,000 tons more than in 2Q04, when shipments began. Gross revenues generated from the shipments of copper concentrate amounted to R$ 229 million.
Production at the Sossego copper mine continues to be lower than programmed, since drilling equipment acquired by the Company this year has not yet been delivered. Delivery of these equipments is now expected during the second half of the year. Therefore, production of copper concentrate for 2005 is likely to be approximately 130,000 tons.
•	Industrial minerals
Potash sales amounted to 129,000 tons, down 22.3% yoy. In the first half of the year, as well as the unfavorable seasonal effect, the severe drought seen in the South of Brazil resulted in losses in the harvest and contributed to reducing potash consumption in Brazil for the first time since 1998.
In the second half of 2005, with the effects of the drought overcome, and the start of planting for the new crop, especially coffee — which uses potash intensively as a soil nutrient — we expect a strong expansion in sales. Such increase will be enabled by the capacity increase of the Taquari-Vasouras mine. With the ramp-up of the new installations, CVRD should produce 710,000 tons in 2005 against 638,000 tons in 2004. In 2006, operating at full capacity, estimated production is 850,000 tons of potash.
Gross revenues generated by potash sales amounted to R$ 76 million.
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Sales of kaolin totaled 303,000 tons, 3.8% higher than that reported in 2Q04, and generated revenues of R$ 111 million. The increased sales volume was due to new contracts signed, as already anticipated.
•	Logistics services
Logistics services contributed with gross revenues of R$ 848 million, 8.5% of the Company’s total revenues in 2Q05. Of this amount, railroad transportation generated R$ 631 million and port services, R$ 123 million. Coastal shipping and port support services together were responsible for revenues of R$ 94 million.
CVRD’s railroads transported 7.755 billion net ton kilometers (ntk) of general cargo, 4.9% above 2Q04. Agricultural products accounted for 39.9% of the total, inputs and steel industry products 36.3% and construction materials and forestry-based products, 6.7%.
CVRD’s ports and maritime terminals handled 8.280 million tons in this quarter, compared to 8.120 million tons in 2Q04.
SALES VOLUME — IRON ORE AND PELLETS

						thousand tons
	2Q04%		1Q05%		2Q05%
Iron ore	45,231	81%	49,159	83%	52,969	86%
Pellets	10,426	19%	9,725	17%	8,748	14%
Total	55,657	100%	58,884	100%	61,717	100%
SALES VOLUME - ORES AND METALS

			thousand tons
	2Q04	1Q05	2Q05
Manganese	205	198	194
Ferro alloys	94	136	151
Copper concentrate	34	85	105
Potash	166	138	129
Kaolin	292	280	303
Bauxite	1,235	1,233	1,401
Alumina	337	464	367
Aluminum	133	122	123
LOGISTICS SERVICES

	2Q04	1Q05	2Q05
Railroads — general cargo (million ntk)	7,395	6,009	7,755
Ports (thousand tons)	8,120	6,313	8,280
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VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

						million tons
	2Q04%		1Q05%		2Q05%
Asia	19.7	35.4%	22.7	38.5%	22.5	36.5%
China	8.9	16.0%	11.5	19.5%	12.3	19.9%
Japan	6.3	11.3%	5.8	9.8%	6.6	10.7%
South Korea	2.1	3.8%	2.5	4.2%	1.3	2.1%
Emerging Asia (ex-China)	2.4	4.3%	2.9	4.9%	2.3	3.7%
Europe	18.5	33.2%	18.0	30.6%	20.6	33.4%
Germany	6.4	11.5%	5.9	10.0%	6.5	10.5%
France	3.1	5.6%	2.6	4.4%	3.0	4.9%
Italy	2.3	4.1%	2.2	3.7%	3.4	5.5%
Others	6.7	12.0%	7.3	12.4%	7.7	12.5%
Brazil	10.9	19.6%	11.2	19.0%	11.4	18.5%
USA	1.5	2.7%	1.3	2.2%	1.1	1.8%
Rest of the World	5.1	9.2%	5.7	9.7%	6.1	9.9%
Total	55.7	100.0%	58.9	100.0%	61.7	100.0%
GROSS REVENUES — BY PRODUCT

						R$ million
	2Q04%		1Q05%		2Q05%
Iron ore and pellets	3,912	53.1%	3,920	55.6%	7,014	69.8%
Iron ore	2,680	36.3%	2,753	39.0%	5,072	50.5%
Pellets	1,232	16.7%	1,167	16.5%	1,942	19.3%
Pelletizing plants operation services	27	0.4%	21	0.3%	13	0.1%
Manganese and ferro alloys	527	7.1%	498	7.1%	443	4.4%
Copper concentrate	72	1.0%	200	2.8%	229	2.3%
Potash	96	1.3%	80	1.1%	76	0.8%
Kaolin	116	1.6%	105	1.5%	111	1.1%
Aluminum	982	13.3%	1,040	14.7%	928	9.2%
Logistics	792	10.7%	725	10.3%	848	8.4%
Railroads	553	7.5%	506	7.2%	631	6.3%
Ports	119	1.6%	114	1.6%	123	1.2%
Shipping	120	1.6%	105	1.5%	94	0.9%
Steel products	828	11.2%	452	6.4%	379	3.8%
Others	22	0.3%	11	0.2%	11	0.1%
Total	7,374	100.0%	7,052	100.0%	10,052	100.0%
GROSS REVENUES — BY DESTINATION

						R$ million
	2Q04%		1Q05%		2Q05%
Brazil	1,840	24.9%	1,765	25.0%	2,323	23.1%
USA	793	10.8%	743	10.5%	715	7.1%
Europe	2,234	30.3%	1,828	25.9%	3,027	30.1%
Japan	690	9.4%	597	8.5%	841	8.3%
China	699	9.5%	836	11.9%	1,128	11.3%
Emerging Asia (ex-China)	361	4.9%	428	6.1%	547	5.5%
Rest of the World	757	10.3%	854	12.1%	1,470	14.6%
Total	7,374	100.0%	7,052	100.0%	10,052	100.0%
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THE EXCELLENCE OF CVRD OPERATIONAL PERFORMANCE
In 2Q05, the Company’s operating profit (EBIT) amounted to R$ 4.756 billion, 60.2% higher yoy. EBIT margin amounted to 49.8%, compared to 42.6% in 2Q04.
Among the determining factors behind the increase of R$ 1.788 billion in EBIT between 2Q04 and 2Q05, the increase in net revenues, of R$ 2.581 billion, was the main one. This was partly offset by a raise of R$ 613 million in the cost of goods sold (COGS).
This increase in COGS is explained by the rise in the price of energy, raw materials, parts and equipments, technical services, as well as expanded production. The specific figures that make up the increased COGS in 2Q05, compared to the same quarter in 2004, are: (a) materials, which were up by R$ 251 million, (b) outsourced services, R$ 225 million, (c) energy, R$ 80 million, and (d) depreciation and exhaustion, R$ 74 million.
In this quarter, demurrage expenses amounted to R$ 40 million, below the R$ 56 million spent in 1Q05, and the R$ 48 million disbursed in 2Q04, which reflects CVRD’s efforts in reducing ship waiting and loading time in the Company’s ports.
EBIT was also negatively affected by an increase of R$ 181 million in operational expenses. Administrative expenses were up by R$ 33 million, principally due to increased expenditure on advertising and publicity (R$ 14 million), travel expenses (R$ 8 million), technical consultancy (external auditing, legal and IT services, R$ 7 million) and rents and taxes (R$ 8 million). In 2Q05, CVRD practically doubled its expenditure on research and development, which enlarged from R$ 81 million to R$ 161 million.
Other operational expenses saw an increase of R$ 82 million, mainly because of investments in social projects.
COGS BREAKDOWN

						R$ million
	2Q04%		1Q05%		2Q05%
Personnel	352	10.4%	314	8.3%	340	8.5%
Material	541	15.9%	715	18.9%	792	19.7%
Fuel oil and gases	399	11.7%	407	10.7%	447	11.1%
Outsourced services	570	16.8%	758	20.0%	795	19.8%
Electric energy	291	8.6%	318	8.4%	371	9.2%
Acquisition of products	608	17.9%	593	15.7%	570	14.2%
Depreciation and exhaustion	288	8.5%	347	9.2%	362	9.0%
Goodwill amortization	96	2.8%	96	2.5%	96	2.4%
Others	252	7.4%	238	6.3%	238	5.9%
Total	3,397	100.0%	3,785	100.0%	4,011	100.0%
EBITDA: CASH GENERATION IN THE QUARTER EXCEEDS R$ 5 BILLION
Cash generation, as measured by EBITDA, amounted to R$ 5.334 billion in 2Q05, 57.6% higher than the EBITDA reported in 2Q04, of R$ 3.384 billion. In the twelve months ended in June 2005, EBITDA amounted to R$ 14.613 billion.
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BR GAAP
The increase of R$ 1.949 billion in EBITDA between 2Q04 and 2Q05 is explained by the increase of R$ 1.788 billion seen in EBIT and the rise of R$ 72 million in depreciation expenses. In addition, in 2Q05, CVRD received R$ 88 million in dividends from affiliated companies.
Earnings from ferrous mineral operations (iron ore, pellets, manganese ore and ferro alloys) increased as a proportion of total EBITDA, from 68.0% in 1Q05, to 79.8% in 2Q05. Logistics services accounted for 10.4% of EBITDA in the quarter, aluminum chain products, 6.5%, non-ferrous minerals (copper, kaolin and potash), 1.5%, while steel products and others contributed 1.7%.
QUARTERLY EBITDA

			R$ million
	2Q04	1Q05	2Q05
Net operating revenues	6,970	6,720	9,551
COGS	(3,398)	(3,785)	(4,011)
SG&A	(387)	(358)	(403)
Research and development	(81)	(81)	(162)
Other operational expenses	(137)	(121)	(220)
EBIT	2,968	2,375	4,756

Depreciation, amortization & exhaustion	416	473	488
Dividends received	—	—	89
EBITDA	3,384	2,849	5,334
EBITDA BY BUSINESS AREA

			R$ million
	2Q04	1Q05	2Q05
Ferrous minerals	2,184	1,936	4,258
Non- ferrous minerals	151	104	82
Logistics	358	292	552
Aluminum	434	454	348
Steel	256	64	120
Others	—	—	(27)
Total	3,384	2,849	5,334
RECORD NET EARNINGS
CVRD’s net earnings in 2Q05 amounted to R$ 3.479 billion, a new quarterly record, and more than double that reported in 2Q04, of R$ 1.683 billion. Of the increase of R$ 1.796 billion observed between these two quarterly periods, R$ 1.788 billion was as a result of the Company’s increased operating profit.
The net financial result also had a positive impact on net earnings in 2Q05, being R$ 978 million higher yoy. The increase of R$ 859 million in monetary variation is the result of the 11.8% appreciation in the Brazilian real / US dollar exchange rate as at June 30, 2005, compared to the end of 1Q05, against a depreciation of 6.8% in the BRL/USD exchange rate in 2Q04, in relation to 1Q04.
Financial expenses saw an improvement of R$ 106 million, in large part explained by the reduction in lending and financing. Financial revenues increased by R$ 12 million.
The result from shareholdings, of R$ 77 million, was R$ 100 million higher than that seen in 2Q04, at which time the Company saw a loss of R$ 23 million from its
2T05

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BR GAAP
shareholdings. The positive equity income result of R$ 134 million in 2Q05 was partly offset by the goodwill on consolidated companies, of R$ 57 million.
Provisions for the payment of income tax and social contribution amounted to R$ 1.061 billion in the quarter, R$ 834 million more than in 2Q04, reflecting the expansion in the Company’s taxable earnings base.
PARADIGM SHIFT: THE INVESTMENT GRADE CONQUEST
On July 8, 2005 Moody’s Investors Service upgraded CVRD’s foreign currency credit rating from Ba1 to Baa3 — which on Moody’s scale means credit of moderate risk, without speculative elements, identified as investment grade.
This upgrade is the result of continuous effort to implement a long-term strategy focused on the value creation, which has been responsible for CVRD’s strong cash flow, supported by excellence in financial management, oriented toward minimization of risks and the strengthening of the Company’s capacity to assume financial commitments.
The improvement of CVRD’s credit risk classification is a historic benchmark in the Company’s growth trajectory, characterized as it has been by firm commitment to value creation for its shareholders.
CVRD is now one of the rare cases in which a company that has the vast majority of its assets in a non-investment grade country is itself promoted to investment grade — thus breaking a previous paradigm, and becoming the only company in Brazil with this position.
CVRD’s total debt on June 30, 2005 was US$ 4.168 billion, compared to US$ 4.182 billion on March 2005 and to US$ 4.088 billion in the end of 2004. Net debt at the end of June 2005 was US$ 3.212 billion, slightly higher than the US$ 3.060 billion verified at the end of March 2005.
The average maturity of CVRD’s debt on June 30, 2005 was 6.57 years, with 50% of the total debt at fixed rates and 50% at floating rates.
The rapid growth in adjusted EBITDA has been reflected in the improving trend of the Company’s leverage and interest coverage indicators. Cash generation growth enables the financing of investments and distribution of dividends with only marginal increases in debt levels, leading to a decline in leverage and an increase in interest coverage. This trend is expected to be even higher in 2H05 given the expectation of decrease in total debt due to its amortization.
Total debt/LTM EBITDA fell from 2.05x on December 31, 2001 to 0.83x on June 30, 2005. Interest coverage, expressed as LTM EBITDA/interest paid increased significantly to 17.73x on June 30, 2005 from 7.58x.
In June, CVRD used part of its free cash flow and the prepayment of some bank loans contracted at floating rates, in a transaction with total value of US$ 240.6 million. This aimed to reduce risks - refinancing risk and interest rate risk — and also the Company’s average cost of debt.
In isolation, these transactions reduced the proportion of floating-rate debt from 53% to 50% of CVRD’s total, and also produced a marginal positive impact on the debt’s cost and average maturity.
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BR GAAP
The effect of the debt amortization was not fully reflected in the Company’s total debt because CVRD contracted in April export finance credit lines to deal with short-term cash management. Such credit lines will be liquidated during 2H05, US$ 129 million in 3Q05 and US$ 186 million in 4Q05, reducing debt levels.
FINANCIAL EXPENSES

			US$ million
	2Q04	1Q05	2Q05
Financial expenses on:
Debt with third parties	(79)	(48)	(57)
Debt with related parties	(5)	(2)	(4)
Total debt-related financial expenses	(84)	(50)	(61)

	2Q04	1Q05	2Q05
Gross interest on:
Tax and labour contingencies	(9)	(11)	(13)
Tax on financial transactions — CPMF	(14)	(9)	(16)
Derivatives	23	5	56
Others	(22)	(27)	(17)
Total gross interest	(22)	(42)	10

Total	(106)	(92)	(51)
DEBT INDICATORS

			US$ million
	2Q04	1Q05	2Q05
Gross debt	4,514	4,182	4,168
Net debt	3,455	3,060	3,212
Gross debt / LTM EBITDA (x)	1.55	1.05	0.83
LTM EBITDA / LTM interest expenses (x)	12.94	13.24	17.73
Gross debt / EV (x)	0.22	0.11	0.11

Enterprise Value = market capitalization + net debt
GREEN LIGHT FOR VERMELHO
CVRD’s priority for the use of its strong cash flow is to finance investments that constitute platforms for shareholder value creation. At this point of the economic cycle, which is characterized, among other factors, by a significant increase in the price of equipments, raw materials and services, the choice of the right investment opportunities, that are truly capable of adding value, became an even greater challenge for the managers of a mining company.
Based on rigorous criteria, CVRD continues to invest a considerable volume of funds in the quest for profitable growth.
Total capital expenditure in 2Q05 was US$ 821.3 million, 44.0% more than in 1Q05. US$ 658.4 million of this total was spent on organic growth — projects and R&D, and US$ 162.9 million on “stay-in-business capex” — maintaining existing operations2.
CVRD’s total capex in the first half of 2005 was US$ 1.392 billion, 41.8% of the total of US$ 3.332 billion budgeted for the year.
The amount spent on research and development in 2Q05 was US$ 42.7 million, more than 50% higher than the US$ 28.2 million spent in the previous quarter.

[2]	Capex figures are based on actual disbursements.
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BR GAAP
Mineral exploration efforts were focused on identifying new deposits of copper, coal, nickel, gold and manganese.
CVRD has various studies in progress. Highlights are: the Cristalino copper project in Carajás, in the Brazilian state of Pará; the São João do Piauí nickel project in the Brazilian state of Piauí; the coal project at Moatize in Mozambique; the manganese project at Franceville in Gabon; the phosphates project in Bayóvar, Peru; and the potash project at Rio Colorado in Argentina. The Company will start studies for the Belvedere coal project in Queensland, Australia.
The acquisition of 25% of the Chinese anthracite producer Henan Long Energy Resources Ltd. was concluded in this quarter, on payment of US$ 86.3 million. Henan is expected to produce 1.7 million tons in 2005.
At the beginning of July, CVRD’s Board of Directors approved investment in development of the Vermelho nickel project with estimated production capacity of 46,000 tpy of metallic nickel and 2,800 tpy of cobalt. The estimated total investment is up to US$ 1.2 billion, for startup scheduled for the last quarter of 2008.
•	Main CVRD projects currently in progress

		Budgeted
		2005
Area	Project	US$ million	Status
Ferrous minerals	Expansion of the Carajás iron ore mines by 85 Mtpa – Northern System	140	For completion in 2006, this will add 15 million tons to CVRD’s annual production capacity. The second ship loading system of Pier III is in test phase.

	Brucutu iron ore mine – Southern System	205	Phase I should be completed in 2006, increasing nominal production capacity to 15 million tpy. Phase II is scheduled for completion in 2007, to bring production capacity to 24 million tpy. A further expansion, to 30 million tpy is currently under study.

	Itabira iron ore mines – Southern System	16	Modernization of operations and expansion of production capacity to 46 million tpy, for conclusion and startup in 2006.

	Fazendão iron ore mine – Southern System	52	Project to produce 14 million tons run-of-mine (ROM) iron ore/year. Works to begin in second half 2005, for completion and operational startup in 2007.

	Fábrica iron ore mine – Southern System	38	Project for expansion of production capacity by 5 million tons, from 12 to 17 million tpy. Startup scheduled for 2007.

	Timbopeba iron ore mine – Southern System	25	Extension of the mine’s working life to 2008, with estimated annual production capacity of 2.7 million tons. US$7.8 million will be invested in development, purchase of small scale equipment and new access for the crushing facilities; a further US$17.6 million will be spent on rolling stock for the EFVM railroad.

	Tubarão Port expansion – Southern System	22	Expansion of the conveyor belt and dockside machinery, and construction of new dockside storage patios.

	Expansion of the São Luis pelletizingplant	18	Expansion of capacity from 6 to 7 million tpy. The expansion will be completed by January 2006. Production this year is estimated at 6.25 million tons.
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BR GAAP

		Budgeted
		2005
Area	Project	US$ million	Status
Coal	Anthracite	86	Acquisition of 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel, has been completed. The mine will produce 1.7 million tons of high quality anthracite in 2005.

	Metallurgical coke	16	Acquisition of 25% stake in the Chinese coal producer Shandong Yankuang International Coking Ltd. – for production of metallurgical coke – in association with Yankuang. The project has estimated production capacity of 2 million tpy of coke, and 200,000 tpy of methanol. Startup is planned for 2006.

Non-ferrous minerals	Expansion of the Taquari-Vassouras potash mine	9	Project to expand nominal potash production capacity from 600,000 to 850,000 tpy. The ramp-up period has begun and production of 710,000 tons is expected this year.

	118 copper mine	32	Project for production of 36,000 tons of copper cathode/year.

	Vermelho nickel mine	34	Project for production of 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. Approved in July 2005; conclusion planned for 4Q08.

Aluminum	Alumina: Alunorte Modules 4 and 5	306	Modules 4 and 5 will increase the refinery’s production capacity to 4.2 million tons of alumina/year. Completion is planned for 1Q06.

	Paragominas I bauxite mine	154	Will produce 4.5 million tpy of bauxite starting early in 2007. Tubes are currently being delivered for construction of the 244-km ore delivery pipeline to transport bauxite from Paragominas to the alumina refinery in Barcarena, in the Brazilian state of Pará. Earthmoving work has been completed for start of construction.

Logistics	Acquisition of locomotives and railcars for EFVM, EFC and FCA railroads	559	2,288 railcars and 63 locomotives were bought in the first half of 2005.

Electric energy	Aimorés hydroelectric power plant	12	This power plant on the Doce river in the Brazilian state of Minas Gerais will have generation capacity of 330MW. The first turbine started up in July 2005; the other two are programmed to startup by October. CVRD owns 51.0% stake in the project.

	Capim Branco I and II hydroelectric power plants	73	Both plants are on the Araguari river in the Brazilian state of Minas Gerais. Scheduled to start operating in 2006, they have generating capacity of 240MW and 210MW, respectively. Works are 68% completed on Capim Branco I, and 41% on Capim Branco II. CVRD has a 48.4% stake in both projects.
CAPEX BY BUSINESS AREA

	US$ million
Business area	2Q05		Realized 2005
Ferrous minerals	340.2	41.4%	540.1	38.8%
Non ferrous minerals	53.1	6.5%	88.8	6.4%
Logistcs	128.6	15.6%	282.5	20.3%
Aluminum	151.0	18.4%	277.7	19.9%
Coal	91.5	11.1%	94.0	6.8%
Electric energy	35.7	4.4%	59.5	4.3%
Others	21.1	2.6%	49.1	3.5%
Total	821.3	100.0%	1,391.6	100.0%
THE SARBANES-OXLEY LAW: ADAPTING THE BYLAWS
CVRD’s Extraordinary General Shareholders Meeting held on June 19, 2005 made changes to the Bylaws to introduce and provide for compliance with the principles and concepts of the Sarbanes-Oxley Act of 2002, Rule 10A-3 of the Securities and Exchange Act of 1934, and Rule 303A.06 of the New York Stock Exchange Listed Company Manual, with necessary adaptations to Brazilian legislation. Also in accordance with the rules of the Sarbanes-Oxley Act, CVRD created an internal complaints channel.
2T05

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BR GAAP
TELECONFERENCE AND WEBCAST
CVRD will hold a conference call and webcast on Friday, August 12, 2005, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Standard time, and 4:00 p.m. UK time. To participate, see the instructions on CVRD’s website www.cvrd.com.br, in the Investor Relations subsection. A playback of the call and webcast will be available on the site for 90 days following August 12.
SELECTED FINANCIAL INDICATORS OF THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators of the principal non-consolidated companies can be found in CVRD’s quarterly accounts, which are available on its website, www.cvrd.com.br, in the Investor Relations subsection.
2T05

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BR GAAP
FINANCIAL STATEMENTS

	R$ million
	2Q04	1Q05	2Q05
Gross operating revenues	7,374	7,052	10,052
Taxes	(404)	(332)	(500)
Net operating revenues	6,970	6,720	9,551
Cost of goods sold	(3,398)	(3,785)	(4,011)
Gross profit	3,572	2,935	5,540
Gross margin (%)	51.3%	43.7%	58.0%
Operational expenses	(605)	(560)	(785)
Sales	(111)	(100)	(96)
Administrative	(276)	(258)	(308)
Research and development	(81)	(81)	(161)
Other operational expenses	(137)	(121)	(220)
Result from shareholdings	(23)	73	77
Equity income	53	130	147
Goodwill amortization	(80)	(57)	(57)
Others	5	—	(13)
Financial result	(895)	(274)	82
Financial expenses	(353)	(295)	(247)
Financial revenues	46	113	58
Monetary variation	(588)	(92)	271
Operating profit	2,050	2,174	4,914
Income tax and social contribution	(227)	(391)	(1,061)
Minority interest	(140)	(169)	(375)
Net earnings	1,683	1,614	3,479
BALANCE SHEET

	R$ million
	03/31/05	06/30/05
Asset
Current	11,937	12,386
Long term	3,787	4,106
Fixed	29,159	30,462
Total	44,884	46,954
Liabilities
Current	8,712	8,195
Long term	14,225	12,918
Others	2,162	2,579
Shareholders’ equity	19,785	23,262
Paid-up capital	7,300	14,000
Reserves	12,485	9,262
Total	44,884	46,954
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BR GAAP
CASH FLOW

	R$ million
	2Q04	1Q05	2Q05
Cash flows from operating activities:
Net income	1,683	1,614	3,479
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	23	(74)	(77)
Depreciation, depletion and amortization	560	385	384
Deferred income tax and social contribution	65	(113)	53
Financial expenses and foreign exchange and monetary net variation	886	46	(982)
Minority interest	140	169	375
Impairment of property, plant and equipment	116	15	60
Goodwill amortization in the COGS	96	96	96
Net unrealized derivative losses	(77)	5	(10)
Dividends/interest attributed to stockholders received	—	—	89
Others	130	(81)	58
Decrease (increase) in assets:
Accounts receivable	(426)	(338)	(1,026)
Inventories	(296)	(70)	(67)
Others	(253)	(122)	(593)
Increase (decrease) in liabilities:
Suppliers and contractors	(160)	49	278
Payroll and related charges	(1)	(94)	30
Taxes and Contributions	249	(579)	885
Others	52	(257)	288
Net cash provided by operating activities	2,785	651	3,322
Cash Flow from investing activities:
Loans and advances receivable	0	12	(43)
Guarantees and deposits	(77)	(52)	(37)
Additions to investments	—	(10)	(208)
Additions to property, plant and equipment	(1,527)	(1,755)	(1,926)
Proceeds from disposals of investments/property, plant and equipment	3	6	4
Net cash used I investing activities	(1,601)	(1,798)	(2,212)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(184)	221	470
Long-term debt	780	726	342
Repayments:
Financial institutions	(700)	(477)	(1,138)
Shares in treasury	(791)	0	(1,280)
Net cash used in financing activities	(895)	470	(1,606)
Increase (decrease) in cash and cash equivalents	289	(677)	(496)
Cash and equivalents, beginning of period	3,503	3,917	3,240
Cash and equivalents, end of period	3,792	3,240	2,744
Cash paid during the period for:
Interest on short-term debt	(7)	(2)	(20)
Interest on long-term debt	(148)	(226)	(128)
Paid income tax and social contribution	(126)	(211)	(379)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(204)	(27)	402
Income tax and social contribution paid with credits	(196)	(49)	(56)
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BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”
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19

Contents

Part I	2
1- Management’s Discussion and Analysis of the Operating Results for the semesters ended June 30, 2005 Compared With June 30, 2004	2
1.1- General Aspects	2
1.2- Comments on the Consolidated Results	4
1.2.1- Gross Revenue	4
1.2.2- Cost of Products and Services	6
1.2.3- Operating Expenses	6
1.2.4- Net Financial Results	6
1.2.5- Income Tax and Social Contribution	6
1.2.6- Cash Generation Consolidated	7
1.3- Comments on the Parent Company Results	8
1.3.1- Net Income	8
1.3.2- Gross Revenue	8
1.3.3- Cost of Products and Services	8
1.3.4- Gross Margin	8
1.3.5- Results of Shareholdings by Business Area	8
1.3.6- Operating Expenses	9
1.3.7- Net Financial Results	9
1.3.8- Income Tax and Social Contribution	9
Part II	10
Quarterly Information and Notes to the Quarterly Information	10
2- Balance Sheet	10
3- Statement of Income	11
4- Statement of Changes in Stockholders’ Equity (Additional Information)	12
5- Statement of Cash Flows (Additional Information)	13
6- Notes to the Quarterly Information at June 30, 2005 and 2004	14
6.1- Operations	14
6.2- Presentation of Quarterly Information	14
6.3- Significant and Practices Accounting Policies	14
6.4- Principles and Practices of Consolidation	14
6.5- Cash and Cash Equivalents	15
6.6- Accounts Receivable from Customers	15
6.7- Inventories	15
6.8- Related Parties	16
6.9- Taxes to Recover or Offset	16
6.10- Deferred Income Tax and Social Contribution	16
6.11- Consolidated investments	17
6.12- Property, Plant and Equipment	18
6.13- Loans and Financing	19
6.14- Contingent Liabilities	20
6.15- Environmental and Site Reclamation and Restoration Costs	21
6.16- Paid-up Capital	21
6.17- Treasury Stock	22
6.18- Remuneration of Shareholders	22
6.19- Financial Results	22
6.20- Financial Instruments – Derivatives	23
6.21- Administrative and Other Operating Expenses	25
6.22- Subsequent Event	25
Part III	26
7- Attachment I — Statement of Investments in Subsidiaries	26
8- Other Information the Company Deems Relevant	27
8.1- Consolidated Iron Ore and Pellet Sales (Main Markets — Not Reviewed)	27
9- Report of the Independent Accountants	28
10- Board of Directors, Advisory Committees, Fiscal Council, Executive Officers and Technical Responsibles	29

Part I
Expressed In thousands of reais

1-	Management’s Discussion and Analysis of the Operating Results for the semesters ended June 30, 2005 Compared With June 30, 2004
1.1- General Aspects
(a)	Companhia Vale do Rio Doce group’s segments of business are as follows:
•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping; and

•	Holdings: equity holdings in producers of aluminum, steel and electric power generation.
Ferrous Minerals
Iron Ore and Pellets
Operating through two world-class integrated systems for ore production and distribution. The Northern System, based in the states of Pará and Maranhão and the Southern System, based in the states of Minas Gerais and Espírito Santo, each consisting of mines, railroads and maritime terminals. Besides those, there is a third system that consists of mines and port facilities from Caemi.
Currently CVRD operates nine pelletizing plants in Brazil, five of them in joint ventures with international partners. The Company also has an interest in Samarco, which owns and operates two pelletizing plants in Espírito Santo, and an interest in GIIC, a pelletizing plant in Bahrein.
Iron ore and pellets sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation processes required to produce the final product, granulometric, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs.
Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each period up to March of the next period. In the European market, the renegotiated prices are effective from January to December.
Manganese and Ferroalloys
This activity is carried out through the subsidiaries RDM located in the state of Bahia, Pará and Minas Gerais, Urucum located in the state of Mato Grosso do Sul, Rio Doce Manganèse Europe in France and Rio Doce Manganese Norway in Norway.
Non-Ferrous Minerals
Potash
The Company through a leasing contract with Petróleo Brasileiro S.A. – PETROBRAS, has a potash leased mine since 1995 from Operational Unit Taquari-Vassouras (UOTV), located in state of Sergipe. It is the only producer of potash chloride in activity in Brazil. The potash explored by the Company is raw material to fertilizers producers.
Copper
CVRD’s copper activities have been operating since June, 2004 the operation of the Sossego mine in Pará. Sossego is the first copper mine of CVRD.
Kaolin
Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin commercial activities are conducted through Caemi, controller of Pará Pigmentos S.A. and Cadam.

Logistics
The logistics system includes the Vitória to Minas Railroad and the Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, CVRD controls the railroad Ferrovia Centro-Atlântica S.A. – FCA, Terminal de Vila Velha S.A. (TVV) and Cia Portuária Baia de Sepetiba (CPBS), the Maritime terminal Guaiba Island and has a holding in MRS Logística.
The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron, limestone, agricultural products and fuel. The Company charges market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.
Energy
The Company participates in nine hydroelectric plants, four of which are in operation. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power.
Holdings
Aluminum Operations
The Company sells aluminum, alumina and bauxite to an active world market in which prices are determined based on prices for the primary aluminum quoted on the London Metals Exchange.
Bauxite extraction operation works through our jointly-controlled company Mineração Rio do Norte S.A. – MRN.
Alumina refine works through ALUNORTE – Alumina do Norte do Brasil S.A. and the smelts of aluminum through ALBRAS – Aluminio Brasileiro S.A. and the jointly-controlled company Valesul Alumínio S.A..
Steel
Commercial activities in the steel industry are conducted through the jointly-controlled company California Steel Industries Inc., located in United States and through the affiliated company Usinas Siderúrgicas de Minas Gerais S.A.
(b)	The variations of the main currencies and indices in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	Δ%				Parity - end of period
Currencies / Indices	U.S.
Period	DOLLAR	YEN	IGP-M	TJLP	US$ x R$	US$ x Yen
From 01/01/05 to 06/30/05	(11.5)	(18.3)	1.8	4.8	2.3504	110.91
From 04/01/05 to 06/30/05	(11.8)	(14.8)	0.2	2.4	2.3504	110.91
From 01/01/05 to 03/31/05	0.4	(4.1)	1.6	2.4	2.6662	107.39
From 01/01/04 to 06/30/04	7.6	5.9	6.8	4.8	3.1075	108.89
From 04/01/04 to 06/30/04	6.8	2.5	4.0	2.4	3.1075	108.89
About 87% of the consolidated gross revenue on 06/30/05 is linked to the U.S. dollar. About 32% of total consolidated costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.
Approximately 92% of the short-term and long-term loans of the consolidated on 06/30/05 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.13 and 6.19).

(c) On 06/30/05, the consolidated trade balance of US$ 2,912 million was generated as follows:

	Consolidated (in US$ million)
	Quarter			Accumulated
	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04
Exports	1,951	1,336	1,598	3,287	2,686
Imports	(134)	(241)	(283)	(375)	(439)

	1,817	1,095	1,315	2,912	2,247

(d) CVRD receives the investment grade rating:
Moody’s Investors Service (Moody ´s), upgraded CVRD foreign currency rating from Ba1 to Baa3. According to Moody ´s rating scale, Baa3 qualifies the Company as a moderate credit risk issuer, without speculative elements, corresponding to investment grade.
The upgrade of CVRD ´s rating is a landmark in its growth path.
(e) Changes in the Fiscal Council
On 07/19/05 the Extraordinary General Shareholders Meeting decided to attribute CVRD ´s Fiscal Council the function of the Audit Committee’s role under the Sarbanes-Oxley Act. In this connection, Mr. Aníbal Moreira dos Santos (financial expert) was appointed as a member of the Fiscal Council.
1.2- Comments on the Consolidated Results
The net income of the Company on 06/30/05 was R$ 5,094,475 compared with net income of R$ 2,636,855 on 06/30/04 (the earnings per share corresponds to R$ 4.42 on 06/30/05 versus R$ 2.29 on 06/30/04).
1.2.1- Gross Revenue
Sales volume and revenues by products and services:

	In thousands of metric tons
	(except railroad transportation)						In thousands of reais
	Quarter			Accumulated			Quarter			Accumulated
	2Q/05	1Q/05	2Q/04	06/30/05	03/31/04	Δ%	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	Δ%
Iron ore	52,969	49,159	45,231	102,128	88,614	15	5,072,201	2,753,407	2,680,170	7,825,608	4,943,805	58
Pellets (*)	8,748	9,725	10,426	18,473	19,853	(7)	1,955,682	1,188,131	1,259,132	3,143,813	2,203,174	43

	61,717	58,884	55,657	120,601	108,467	11	7,027,883	3,941,538	3,939,302	10,969,421	7,146,979	53

Manganese	194	198	205	392	366	7	62,013	63,355	41,251	125,368	63,918	96
Ferroalloys	151	136	94	287	297	(3)	380,969	434,884	485,982	815,853	831,451	(2)

							442,982	498,239	527,233	941,221	895,369	5

Copper	105	85	34	190	34	459	228,570	199,980	72,350	428,550	72,350	492
Potash	129	138	166	267	304	(12)	75,506	80,373	96,176	155,879	161,448	(3)
Kaolin	303	280	292	583	578	1	110,955	104,576	115,960	215,531	228,554	(6)

							415,031	384,929	284,486	799,960	462,352	73

Railroad transportation (millions of TKU) (**)	10,019	8,333	9,933	18,352	18,340	—	630,946	505,512	552,456	1,136,458	1,009,414	13
Port services	8,280	6,313	8,120	14,593	14,333	2	122,875	114,375	119,175	237,250	215,261	10
Maritime transportation	—	—	—	—	—	—	94,146	104,576	119,919	198,722	212,409	(6)

							847,967	724,463	791,550	1,572,430	1,437,084	9

Aluminum	123	122	133	245	243	1	582,268	611,222	700,641	1,193,490	1,225,732	(3)
Alumina	367	464	337	831	804	3	237,726	358,703	214,777	596,429	521,529	14
Bauxite	1,401	1,233	1,235	2,634	2,370	11	108,176	70,043	65,940	178,219	136,775	30

							928,170	1,039,968	981,358	1,968,138	1,884,036	4

Steel	—	—	—	—	—	—	378,697	452,153	828,725	830,850	1,438,376	(42)
Other products and services	—	—	—	—	—	—	10,718	11,073	21,245	21,791	39,258	(44)

							10,051,448	7,052,363	7,373,899	17,103,811	13,303,454	29

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amount of R$ 12,689, R$ 21,213, R$ 26,990, R$ 33,902 and R$ 40,766 referring to the 2Q/05, 1Q/05, 2Q/04, 06/30/05 and 06/30/04, respectively.

(**)	The company carried through its railroad system 7,755, 6,009, 7,395, 13,764 and 13,456 million of TKUs of general cargo and 2,264, 2,324, 2,538, 4,588 and 4,884 million of TKUs of iron ore for third parties in 2Q/05, 1Q/05, 2Q/04, 06/30/05 and 06/30/04, respectively.

     Revenues of all traded products on the first semester of 2005 are negatively impacted by the 13% average appreciation of the Real against the U.S. Dollar, this the selling currency of majority of the revenues, compared with the same period of 2004.
     Besides this impact it is worth pointing out:
     Revenues from iron ore and pellets increased by 53% (R$ 10,969,421 on 06/30/05 against R$ 7,146,979 on 06/30/04) due to higher prices on this quarter and the 11% increase of quantities sold.
     Revenues from manganese and ferroalloys increased by 5% (R$ 941,221 on 06/30/05 against R$ 895,369 on 06/30/04) due to the change of mix of products related to the companies of the segment, as well as higher average selling prices.
     Revenues from copper increased by 492% (R$ 428,550 on 06/30/05 against R$ 72,350 on 06/30/04) due to the 459% increase of volume sold once the trading of copper began on June, 2004, as well as higher international market prices.
     Revenues from potash decreased by 3% (R$ 155,879 on 06/30/05 against R$ 161,448 on 06/30/04). This effect was due to the trend of having inventories in the first semester to supply the demand in the second semester.
     Revenues from kaolin decreased by 6% (R$ 215,531 on 06/30/05 against R$ 228,554 on 06/30/04). The volumes sold remained stable, but the exchange rate variation more than offset the increase of sales price.
     Revenues from transportation rose 9% (R$ 1,572,430 on 06/30/05 against R$ 1,437,084 on 06/30/04), due mainly to higher railway freight rates partially offset by the decrease of maritime transportation freight rates.
     Revenues in the aluminum area rose 4% (R$ 1,968,138 on 06/30/05 versus R$ 1,884,036 on 06/30/04), due to increase of volumes sold and average selling prices.
     Revenues from steel products decreased by 42% (R$ 830,850 on 06/30/05 compared with R$ 1,438,376 on 06/30/04). This reflects the sale of CST in December 2004.

Gross Revenue by Geographic Area

				Holdings				Quarter					Total
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	Eliminations	2Q/05%		1Q/05%		2Q/04%		06/30/05%		06/30/04%
External market
Americas, except United States	857,935	150	26,629	211,474	—	(348,087)	748,101	7	518,258	7	452,672	6	1,266,359	7	925,736	7
United States	417,236	36	—	145,305	378,697	(226,027)	715,247	7	743,389	11	792,918	11	1,458,636	9	1,396,111	10
Germany	1,297,268	121,756	—	—	—	(542,786)	876,238	9	480,107	7	542,086	7	1,356,345	8	942,777	7
France	580,050	14,139	—	—	—	(220,575)	373,614	4	205,788	3	252,606	3	579,402	3	463,578	3
England	241,526	534	—	4,763	—	(84,010)	162,813	2	148,006	2	45,089	1	310,819	2	90,975	1
Europe, except for France and England	1,853,813	185,693	14,176	470,523	—	(910,351)	1,613,854	16	994,225	14	1,394,018	19	2,608,079	15	2,312,322	17
Middle East/Africa/Oceania	880,784	922	—	—	—	(160,190)	721,516	7	335,674	5	305,191	4	1,057,190	6	578,537	4
China	1,653,806	14,460	—	499	—	(539,937)	1,128,828	11	836,224	12	699,037	9	1,965,052	11	1,277,082	10
South Korea	293,882	73,453	—	—	—	(177,811)	189,524	2	187,706	3	164,815	2	377,230	2	363,806	3
Japan	952,207	13,684	—	244,442	—	(369,204)	841,129	8	597,197	8	689,295	9	1,438,326	8	1,242,738	9
Ásia, other than China, South Korea and Japan	463,185	82,229	—	40,284	—	(227,654)	358,044	4	240,728	3	196,295	3	598,772	4	385,040	3

	9,491,692	507,056	40,805	1,117,290	378,697	(3,806,632)	7,728,908	77	5,287,302	75	5,534,022	74	13,016,210	75	9,978,702	74
Brasil	1,948,756	101,841	926,421	311,075	—	(965,553)	2,322,540	23	1,765,061	25	1,839,877	26	4,087,601	25	3,324,752	26

Total operating revenues	11,440,448	608,897	967,226	1,428,365	378,697	(4,772,185)	10,051,448	100	7,052,363	100	7,373,899	100	17,103,811	100	13,303,454	100

1.2.2- Cost of Products and Services
By Nature

	Denominated in		Quarter						Accumulated
	R$	US$	2Q/05%		1Q/05%		2Q/04%		06/30/05%		06/30/04%		Δ%
Personnel	313,570	26,550	340,120	8	314,171	8	352,279	10	654,291	8	673,172	10	(3)
Material	613,754	178,074	791,828	20	715,021	19	540,856	16	1,506,849	19	1,064,973	16	41
Oil and gas	359,078	87,320	446,398	11	406,509	11	399,416	12	852,907	11	746,735	12	14
Outsourced services	613,045	181,820	794,865	20	758,162	20	570,374	17	1,553,027	20	1,106,568	17	40
Energy	311,612	59,860	371,472	9	317,545	8	290,735	9	689,017	9	526,319	8	31
Raw Material	7,579	562,272	569,851	14	593,004	16	607,837	18	1,162,855	15	1,208,160	18	(4)
Depreciation and depletion	345,956	15,837	361,793	9	346,733	9	288,134	8	708,526	9	603,209	9	17
Amortization of goodwill	96,095	—	96,095	2	96,095	3	96,096	3	192,190	2	192,192	3	—
Others	91,572	146,666	238,238	7	237,739	6	252,231	7	475,977	7	441,649	7	8

Total	2,752,261	1,258,399	4,010,660	100	3,784,979	100	3,397,958	100	7,795,639	100	6,562,977	100	19

	69%	31%

The 19% increase (R$ 1,232,662) in the cost of products and services (R$ 7,795,639 on 06/30/05 against R$ 6,562,977 on 06/30/04) is due to increase in sales volumes and changes in the prices of the various elements which comprise production cost during the period.
1.2.3- Operating Expenses
The operating expenses, except for non recurring item, increased R$ 207,919 (R$ 1,344,017 on 06/30/05 compared to R$ 1,136,098 on 06/30/04), basically due to the increase with Research and Development costs.
1.2.4- Net Financial Results
The net financial result on 06/30/05 had an impact of R$ 1,208,373 (expense of R$ 192,576 on 06/30/05 compared to expense of R$ 1,400,949 on 06/30/04) due to exchange rate variation effect of the Real against the dollar over debt.
1.2.5- Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 1,451,423 on 06/30/05 compared with an expense of R$ 462,199 on 06/30/04, mainly caused by increase of taxable income. (Note 6.10)

1.2.6- Cash Generation Consolidated
The operating cash generation consolidated measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion plus dividends received) was R$ 8,182,997 on 06/30/05, against R$ 5,819,212 on 06/30/04, an increase of 40.6%.
EBITDA

	Quarter			Accumulated
	2Q/05	1Q/05	2Q/04	06/30/2005	30/06/04
Net operating revenue	9,551,455	6,720,573	6,970,366	16,272,028	12,628,991
Cost of products and services	(4,010,660)	(3,784,979)	(3,397,958)	(7,795,639)	(6,562,977)
Operating expenses	(784,322)	(559,695)	(604,741)	(1,344,017)	(1,318,894)

Operating profit	4,756,473	2,375,899	2,967,667	7,132,372	4,747,120
Depreciation / amortization of goodwill	488,208	473,495	415,877	961,703	853,233

	5,244,681	2,849,394	3,383,544	8,094,075	5,600,353
Dividends received	88,922	—	—	88,922	36,063
Goodwill Samitri	—	—	—	—	182,796

EBITDA	5,333,603	2,849,394	3,383,544	8,182,997	5,819,212

Current liabilities
Current portion of long-term debt — unrelated parties	1,966,679	2,058,984	3,083,071	1,966,679	3,083,071
Short-term debt	1,165,071	702,853	846,401	1,165,071	846,401
Related parties	84,038	108,801	72,223	84,038	72,223

	3,215,788	2,870,638	4,001,695	3,215,788	4,001,695

Long-term liabilities
Long-term debt — unrelated parties	7,667,145	9,336,284	12,142,378	7,667,145	12,142,378
Related parties	33,973	31,131	3,334	33,973	3,334

	7,701,118	9,367,415	12,145,712	7,701,118	12,145,712

Gross debt	10,916,906	12,238,053	16,147,407	10,916,906	16,147,407

Interest paid	148,068	227,668	155,634	375,736	456,030
Stockholders’ equity	23,262,421	19,784,523	16,678,312	23,262,421	16,678,312

EBITDA (LTM) / Interest paid	16.52	14.19	12.76	16.52	12.76
EBITDA Margin (LTM)	47%	44%	46%	47%	46%
EBIT Margin (LTM)	42%	39%	38%	42%	38%
Gross debt / EBITDA	0.75	0.97	1.39	0.75	1.39
Gross debt / Equity Capitalization	32	38	49	32	49
Consolidated EBITDA by Segment

	2Q/05		1Q/05		2Q/04
	EBITDA		EBITDA		EBITDA
	Segments	% of total	Segments	% of total	Segments	% of total
Ferrous minerals	4,257,784	80%	1,935,966	68%	2,184,199	65%
Non — ferrous minerals	82,527	1%	103,739	4%	151,027	4%
Logistics	551,941	10%	292,033	10%	358,203	11%
Holdings
Aluminum	348,276	7%	453,984	16%	434,207	13%
Steel	119,974	2%	63,672	2%	255,908	7%
Others	(26,899)	—	—	—	—	—

	5,333,603	100%	2,849,394	100%	3,383,544	100%

1.3- Comments on the Parent Company Results
1.3.1- Net Income
On the first semester of 2005 CVRD accounted for a net income of R$ 5,094,475, a 93% increase compared with the same period of the previous year of R$ 2,636,855. This result reflects a great operational performance along with the actual standard of iron ore and pellets selling prices, partially offset by a 13% appreciation of the Real against the U.S. Dollar.
1.3.2- Gross Revenue
The 36% increase in gross revenue (R$ 8,552,428 on 06/30/05 against R$ 6,309,165 on 06/30/04) is the result of the 11% higher volume sold of iron ore and pellets and the increase of 3% in the volume of transportation services and also for the increase of prices of both item. The revenues of the period include the sale of copper that began in June 2004 and alumina, that began in December 2004. This effect was compensated in part by the average valuation of the real against the United States Dollar by 13%, incident on 90% of the revenue of the Company.
1.3.3- Cost of Products and Services
Cost of products and services sold was R$ 4,503,305 on 06/30/05 against R$ 3,251,657 on 06/30/04 representing a 38% increase. The main factors are the start of the trading of copper and alumina, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting higher expenses related to depreciation. Besides, during 1Q/05 iron ore, copper and potash unit cost production increased due to rains.
1.3.4- Gross Margin
The gross margin reduced by 1.5% (44.2% on 06/30/05 against 45.7% on 06/30/04) manly due to the exchange variation loss from revenues, as described above and the increase of unit cost production of iron ore, copper and potash on 1Q/05.
1.3.5- Results of Shareholdings by Business Area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Accumulated
Business Area	06/30/05	06/30/04	Δ%
Ferrous Minerals
. Iron ore	1,755,274	445,074	294
. Pellets	496,908	203,779	144
. Manganese and ferroalloys	170,126	227,034	(25)

Non-Ferrous Minerals	(167)	3,914	104

Logistics	131,149	101,198	30

Holdings
. Steel	276,804	373,256	(26)
. Aluminum	457,659	317,471	44
. Research and development of coal	(26,816)	—	—

Others	300	900	(67)

Gain on investments accounted for by the equity method	3,261,237	1,672,626	95

Provision for losses	(36,311)	(58,927)	38

Amortization of goodwill	(114,540)	(137,283)	17

Exchange variation in Stockholders’ Equity of companies abroad	(697,250)	169,600	(511)

Results of equity investments	2,413,136	1,646,016	47

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the 11% appreciation of the Real against the Dollar in the first semester of 2005 comparing with an 8% depreciation of the Real in the first semester of 2004. This effect is partially offset by the negative exchange rate variation from investments abroad.

Operationally, volumes and average selling prices increased in all businesses areas, except for ferroalloys and transportation services, for which quantities and average sales price services reduced.
Decrease in steel is due to the sale of CST.
The negative result of equity in research and development of coal refers to expenses with subsidiaries of mineral extraction in South Africa and Mozambique.
1.3.6- Operating Expenses
The operating expenses, except for non recurring item, increased R$ 75,574 (R$ 637,684 on 06/30/05 compared to R$ 562,110 on 06/30/04) as a consequence of the increase of research and development cost.
1.3.7- Net Financial Results
The net financial result on 06/30/05 had an impact of R$ 1,363,640 (revenue of R$ 455,448 on 06/30/05 compared to expense of R$ 908,192 on 06/30/04) due to the exchange rate variation effect of Real against the dollar over debt.
1.3.8- Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 698,760 on 06/30/05 compared with an expense of R$ 97,065 on 06/30/04, mainly caused by increase of taxable income. (Note 6.10)

Part II
Quarterly Information and Notes to the Quarterly Information
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Balance Sheet

June 30	In thousands of reais
	Consolidated			Parent Company
	Notes	06/30/05	03/31/05	06/30/05	03/31/05
Assets
Current assets
Cash and cash equivalents	6.5	2,743,828	3,239,768	240,334	300,355
Accounts receivable from customers	6.6	4,439,511	3,413,896	2,191,521	1,619,253
Related parties	6.8	125,378	131,320	814,403	963,991
Inventories	6.7	3,038,371	2,963,736	1,074,457	935,812
Taxes to recover or offset	6.9	725,139	815,259	307,261	477,741
Deferred income tax and social contribution	6.10	474,282	587,969	364,883	473,668
Others	—	840,034	785,162	480,411	369,524

		12,386,543	11,937,110	5,473,270	5,140,344

Long-term receivables
Related parties	6.8	90,721	115,325	486,640	562,107
Loans and financing	—	135,575	147,951	100,663	103,322
Deferred income tax and social contribution	6.10	1,077,555	1,011,684	540,898	528,869
Judicial deposits	6.14	1,768,954	1,731,461	1,172,507	1,181,151
Prepaid expenses	—	111,429	101,154	—	—
Accounts receivable — sale of assets	—	26,404	34,375	—	—
Assets for sale	—	59,212	92,496	—	—
Advances to energy suppliers	—	445,280	302,394	—	—
Others	—	390,508	250,618	175,166	51,209

		4,105,638	3,787,458	2,475,874	2,426,658

Permanent assets
Investments	6.11	2,900,157	2,773,384	15,081,773	13,932,719
Property, plant and equipment	6.12	27,369,703	26,181,260	17,265,235	16,386,783
Deferred charges	—	192,400	204,558	—	—

		30,462,260	29,159,202	32,347,008	30,319,502

		46,954,441	44,883,770	40,296,152	37,886,504

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	6.13	1,165,071	702,853	407,258	—
Current portion of long-term debt	6.13	1,966,679	2,058,984	742,611	724,782
Payable to suppliers and contractors	—	2,299,147	2,020,679	1,915,656	1,584,524
Related parties	6.8	84,038	108,801	3,434,537	3,083,308
Payroll and related charges	—	335,601	305,163	225,454	198,376
Pension Plan — Valia	—	102,407	90,790	102,407	90,790
Proposed dividends and interest on stockholders’ equity	—	39,142	1,516,322	—	1,278,513
Taxes and contributions	—	1,067,655	1,046,419	218,210	575,053
Provision for operating expenses	—	368,874	195,712	368,874	195,712
Others	—	766,044	666,215	235,447	139,554

		8,194,658	8,711,938	7,650,454	7,870,612

Long-term liabilities
Long-term debt	6.13	7,667,145	9,336,284	2,235,844	2,939,859
Related parties	6.8	33,973	31,131	2,994,039	3,569,389
Provisions for contingencies	6.10	3,266,629	2,630,271	2,611,990	1,994,756
Pension Plan — Valia	6.14	536,239	576,209	536,239	576,209
Provision for environmental liabilities	—	260,648	263,281	260,648	263,281
Provisions for derivatives	—	265,081	379,396	39,503	43,778
Others	—	888,509	1,008,431	705,014	844,097

		12,918,224	14,225,003	9,383,277	10,231,369

Deferred income	—	7,948	8,909	—	—

Minority interests	—	2,571,190	2,153,397	—	—

Stockholders’ equity
Paid-up capital	6.16	14,000,000	7,300,000	14,000,000	7,300,000
Revenue reserves	6.16	9,262,421	12,484,523	9,262,421	12,484,523

		23,262,421	19,784,523	23,262,421	19,784,523

		46,954,441	44,883,770	40,296,152	37,886,504

The additional information, notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Income

Periods ended June 30	In thousands of reais

		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	06/30/05	06/30/04
Operating revenues	1.2.1/
Sales of ore and metals	1,3,2
Iron ore and pellets		7,027,883	3,941,538	3,939,302	10,969,421	7,146,979	7,040,421	5,309,392
Manganese and ferroalloys		442,982	498,239	527,233	941,221	895,369	—	—
Copper		228,570	199,980	72,350	428,550	72,350	392,847	72,350
Potash		75,506	80,373	96,176	155,879	161,448	155,879	161,448
Kaolin		110,955	104,576	115,960	215,531	228,554	—	—

		7,885,896	4,824,706	4,751,021	12,710,602	8,504,700	7,589,147	5,543,190
Transport services		847,967	724,463	791,550	1,572,430	1,437,084	842,921	742,415
Sales of aluminum-related products		928,170	1,039,968	981,358	1,968,138	1,884,036	98,796	—
Sales of steel products		378,697	452,153	828,725	830,850	1,438,376	—	—
Other products and services		10,718	11,073	21,245	21,791	39,258	21,564	23,560

		10,051,448	7,052,363	7,373,899	17,103,811	13,303,454	8,552,428	6,309,165
Value Added taxes		(499,993)	(331,790)	(403,533)	(831,783)	(674,463)	(486,788)	(316,506)

Net operating revenues		9,551,455	6,720,573	6,970,366	16,272,028	12,628,991	8,065,640	5,992,659

Cost of products and services	1,2,2/

Ores and metals	1,3,3	(2,619,094)	(2,405,412)	(2,019,403)	(5,024,506)	(3,909,239)	(4,147,292)	(3,031,893)
Transport services		(489,874)	(440,795)	(427,434)	(930,669)	(835.627)	(290,784)	(213,469)
Aluminum-related products		(543,775)	(549,292)	(450,149)	(1,093,067)	(914,028)	(50,946)	—
Steel products		(352,156)	(383,660)	(490,936)	(735,816)	(883,418)	—	—
Other products and services		(5,761)	(5,820)	(10,036)	(11,581)	(20,665)	(14,283)	(6,295)

		(4,010,660)	(3,784,979)	(3,397,958)	(7,795,639)	(6,562,977)	(4,503,305)	(3,251,657)

Gross profit		5,540,795	2,935,594	3,572,408	8,476,389	6,066,014	3,562,335	2,741,002

Gross margin		58.0%	43.7%	51.3%	52.1%	48.0%	44.2%	45.7%

Operating expenses
Selling		(95,514)	(100,149)	(111,166)	(195,663)	(224,107)	(597)	(11,384)
Administrative	6,21	(307,592)	(257,549)	(275,503)	(565,141)	(517,891)	(284,799)	(238,406)
Research and development		(161,446)	(81,129)	(80,923)	(242,575)	(147,354)	(174,887)	(139,056)
Other operating expenses	6,21	(219,770)	(120,868)	(137,149)	(340,638)	(246,746)	(177,401)	(173,264)
Non recurring item — Samitri’s Goodwill amortization		—	—	—	—	(182,796)	—	(182,796)

		(784,322)	(559,695)	(604,741)	(1,344,017)	(1,318,894)	(637,684)	(744,906)

Operating profit before financial results and results of equity investments		4,756,473	2,375,899	2,967,667	7,132,372	4,747,120	2,924,651	1,996,096
Results of equity investments	6,11
Gain on investments accounted for by the equity method		146,831	130,359	52,522	277,190	116,653	3,261,237	1,672,626
Amortization of goodwill		(57,270)	(57,270)	(80,013)	(114,540)	(137,283)	(114,540)	(137,283)
Provision for losses		—	—	—	—	—	(36,311)	(58,927)
Exchange variation in stockholders ‘equity of companies		(12,672)	430	4,807	(12,242)	5,229	(697,250)	169,600

Financial results	6,19	81,871	(274,447)	(895,475)	(192,576)	(1,400,949)	455,448	(908,192)

Income before income tax and social contribution		4,915,233	2,174,971	2,049,508	7,090,204	3,330,770	5,793,235	2,733,920

Income tax and social contribution	6,10	(1,060,879)	(390,544)	(226,651)	(1,451,423)	(462,199)	(698,760)	(97,065)

Income before minority interests		3,854,354	1,784,427	1,822,857	5,638,781	2,868,571	5,094,475	2,636,855

Minority interests		(375,069)	(169,237)	(139,716)	(544,306)	(231,716)	—	—

Net income for the period		3,479,285	1,615,190	1,683,141	5,094,475	2,636,855	5,094,475	2,636,855

Number of shares outstanding at the end of the period (in thousands) (a)		1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520

Net earnings per share outstanding at the end of the period (R$)		3.02	1.40	1.46	4.42	2.29	4.42	2.29

The additional information, notes and attachment I are an integral part of the quarterly information.
(a) Reflects as if the stocks split had occurred on 06/30/04

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Changes in Stockholders’ Equity (Additional Information)

Periods ended June 30	In thousands of reais
			Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2003		6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Capitalization of reserves		1,000,000	(910,007)	—	—	—	(89,993)	—	—	—
Realization of reserve		—	—	—	(211,538)	—	—	—	211,538	—

Net income for the year		—	—	—	—	—	—	—	6,459,519	6,459,519
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(1,671,484)	(1,671,484)
Interim dividends		—	—	—	—	—	—	—	(279,763)	(279,763)
Additional remuneration proposed		—	—	—	—	—	—	—	(1,278,513)	(1,278,513)
Apropriation to revenue reserves		—	3,077,659	—	—	322,976	40,662	—	(3,441,297)	—

December 31, 2004		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,662	(131,318)	—	18,169,333

Net income for the period		—	—	—	—	—	—	—	1,615,190	1,615,190

March 31, 2005		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,662	(131,318)	1,615,190	19,784,523

Net income for the period		—	—	—	—	—	—	—	3,479,285	3,479,285
Interim interest on stockholders’ equity	6,16	6,700,000	(5,129,319)	(1,004,166)	—	(525,853)	(40,662)	—	—	—
Provision for interest on stockholders’ equity	6,18	—	—	—	—	—	—	—	(1,387)	(1,387)

June 30, 2005		14,000,000	3,077,659	—	345,728	877,264	—	(131,318)	5,093,088	23,262,421

The additional information, notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese)
5- Statement of Cash Flows (Additional Information)

Periods ended June 30	In thousands of reais
	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	30/06/05	30/06/04
Cash flows from operating activities:
Net income for the period	3,479,285	1,615,190	1,683,141	5,094,475	2,636,855	5,094,475	2,636,855
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(76,889)	(73,519)	22,684	(150,408)	15,401	(2,413,136)	(1,646,016)
Depreciation, amortization and depletion	384,488	385,025	559,594	769,513	688,137	415,866	336,709
Deferred income tax and social contribution	52,590	(113,309)	65,108	(60,719)	(27,967)	(36,459)	(65,622)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(981,548)	46,291	886,286	(935,257)	1,066,420	(591,177)	603,412
Minority interests	375,069	169,237	139,716	544,306	231,716	—	—
Disposal of property, plant and equipment	60,382	15,247	116,148	75,629	131,151	21,202	30,428
Amortization of goodwill in the cost of products sold	96,095	96,095	96,096	192,190	192,192	192,190	192,192
Non recurring item — goodwill of Samitri	—	—	—	—	182,796	—	182,796
Net losses on derivatives	(10,321)	4,595	(77,193)	(5,726)	77,347	(511)	(19,947)
Dividends/interest on stockholders’ equity	88,922	—	—	88,922	36,063	598,001	402,983
Others	57,532	(81,327)	129,783	(23,795)	58,293	3,886	4,194

	3,525,605	2,063,525	3,621,363	5,589,130	5,288,404	3,284,337	2,657,984

Increase in assets:
Accounts receivable	(1,025,615)	(337,836)	(426,212)	(1,363,451)	(588,886)	(341,567)	(175,040)
Inventories	(67,305)	(69,899)	(296,040)	(137,204)	(374,432)	(193,763)	(144,506)
Others	(592,634)	(122,327)	(253,028)	(714,961)	(706,883)	(457,701)	(26,834)

	(1,685,554)	(530,062)	(975,280)	(2,215,616)	(1,670,201)	(993,031)	(346,380)

Increase (decrease) in liabilities:
Suppliers and contractors	278,468	48,617	(160,479)	327,085	(254,664)	399,755	(88,921)
Payroll and related charges and others	30,438	(94,265)	(901)	(63,827)	32,940	(62,998)	(32,729)
Taxes and contributions	885,434	(578,876)	248,577	306,558	523,158	510,992	180,727
Others	288,291	(256,754)	51,787	31,537	620,813	95,724	63,085

	1,482,631	(881,278)	138,984	601,353	922,247	943,473	122,162

Net cash provided by operating activities	3,322,682	652,185	2,785,067	3,974,867	4,540,450	3,234,779	2,433,766

Cash flows from investing activities:
Loans and advances receivable	(43,441)	12,030	402	(31,411)	63,145	(50,554)	286,034
Guarantees and deposits	(37,493)	(51,560)	(77,071)	(89,053)	(137,153)	(25,074)	(94,877)
Additions to investments	(208,400)	(10,182)	—	(218,582)	(105,188)	(602,265)	(415,636)
Additions to property, plant and equipment	(1,926,388)	(1,755,264)	(1,527,030)	(3,681,652)	(2,456,063)	(2,621,146)	(1,783,883)
Proceeds from disposal of property, plant and equipment/investments	3,584	6,477	2,654	10,061	2,960	10,061	2,960

Net cash used in investing activities	(2,212,138)	(1,798,499)	(1,601,045)	(4,010,637)	(2,632,299)	(3,288,978)	(2,005,402)

Cash flows from financing activities:
Short-term debt	469,987	220,852	(183,998)	690,839	(11,402)	1,322,016	(735,020)
Long-term debt	341,618	725,819	779,626	1,067,437	2,920,788	1,157,767	2,368,156
Repayments:
Related parties	—	—	—	—	—	(497,986)	—
Financial institutions	(1,138,189)	(477,347)	(700,198)	(1,615,536)	(2,363,660)	(713,291)	(1,385,018)
Interest on stockholders’ equity payed to stockholders	(1,279,900)	—	(790,710)	(1,279,900)	(790,710)	(1,279,900)	(790,710)

Net cash provided by (used in) financing activities	(1,606,484)	469,324	(895,280)	(1,137,160)	(244,984)	(11,394)	(542,592)

Increase (decrease) in cash and cash equivalents	(495,940)	(676,990)	288,742	(1,172,930)	1,663,167	(65,593)	(114,228)
Cash and cash equivalents, beginning of the period	3,239,768	3,916,758	3,502,969	3,916,758	2,128,544	305,927	342,008

Cash and cash equivalents, end of the period	2,743,828	3,239,768	3,791,711	2,743,828	3,791,711	240,334	227,780

Cash paid during the period for:
Short-term interest	(19,680)	(1,544)	(7,385)	(21,224)	(25,724)	—	(4,016)
Long-term interest	(128,388)	(226,124)	(148,249)	(354,512)	(430,306)	(133,776)	(201,298)
Income tax and social contribution paid	(378,297)	(210,771)	(125,741)	(589,068)	(134,996)	(396,246)	—
Non-cash transactions:

Additions to property, plant and equipment - interest ’ capitalization	402,249	(26,792)	(203,653)	375,457	(225,572)	144,297	(137,602)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(506,880)	—
Compensated income tax and social contribution	(56,159)	(48,681)	(156,840)	(104,840)	(187,248)	(16,045)	(122,231)
The additional information, notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)
6- Notes to the Quarterly Information at June 30, 2005 and 2004
Expressed in thousands of reais
6.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.
6.2- Presentation of Quarterly Information
The quarterly information have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).
In order to provide better information to the market, the Company is presenting as additional information the Statement of Cash Flows – based on the criteria of NPC 20 of IBRACON.
6.3- Significant and Practices Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable;

(g)	Property, plant and equipment, including interest and financial charges incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity;

(h)	Research and development costs are registered as operational expenses until the proof of its economical feasibility to commercially exploit the mine. After this proof, the costs are capitalized as part of the costs of the mine operation;

(i)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and constructing the mine. Post-production stripping costs are recorded as cost of production when incurred; and

(j)	Pre-operating costs except for financial charges capitalized as mentioned in (g) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras.
6.4- Principles and Practices of Consolidation
(a)	The consolidated quarterly information show the balances of assets and liabilities on June 30, 2005 and on March 31, 2005 and the operations of the Parent Company on June 30, 2005 and June 30, 2004, its direct and indirect subsidiaries and its jointly-controlled companies for the periods then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each invested;
(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.
6.5- Cash and Cash Equivalents

	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Cash and bank accounts	377,694	434,263	25,443	23,414
Marketable securities linked to the interbank deposit certificate rate	1,005,946	966,996	214,891	276,941
Time deposits / overnight investments	1,003,010	1,470,828	—	—
Others	357,178	367,681	—	—

	2,743,828	3,239,768	240,334	300,355

6.6- Accounts Receivable from Customers

	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Domestic	751,144	592,708	846,773	526,084
Export	3,932,863	3,073,705	1,437,679	1,178,719

	4,684,007	3,666,413	2,284,452	1,704,803

Allowance for doubtful accounts	(196,472)	(211,942)	(46,948)	(46,948)
Allowance for ore weight credits	(48,024)	(40,575)	(45,983)	(38,602)

	4,439,511	3,413,896	2,191,521	1,619,253

6.7- Inventories

	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Finished products
. Iron ore and pellets	660,018	597,138	379,882	345,213
. Manganese and ferroalloys	387,367	424,620	—	—
. Aluminum	216,259	215,123	—	—
. Steel products	81,266	104,539	—	—
. Copper	28,545	22,981	28,545	22,981
. Others	89,223	76,541	20,799	8,145

	1,462,678	1,440,942	429,226	376,339

Spare parts and maintenance supplies	1,575,693	1,522,794	645,231	559,473

	3,038,371	2,963,736	1,074,457	935,812

6.8- Related Parties

	Consolidated
	Assets				Liabilities
	06/30/05		03/31/05		06/30/05			03/31/05
		Related party		Related party		Related party		Related party
	Customers	- assets	Customers	- assets	Suppliers	- liabilities	Suppliers	- liabilities
Nibrasco	74,052	26,457	35,723	—	94,455	—	36,188	2,805
Hispanobras	67,655	130	33,512	131	87,170	7,117	44,181	9,227
Itabrasco	64,753	367	31,811	19	39,306	2,336	21,447	6,412
Kobrasco	38,316	26,782	26,089	30,113	17,307	15,820	24,380	5,104
Gulf industrial investment Co. — GIIC	5,687	—	22,932	—	88	—	2,552	—
Usiminas	46,470	—	20,902	75,679	—	—	—	—
Valesul	5,264	309	14,077	263	41	—	41	—
Samarco Mineração S.A	2,443	13,410	3,432	273	—	—	—	—
MRS Logistica	249	18,031	802	13,411	1,404	26,418	1,912	45,819
Baovale Mineração S.A	264	85	531	—	14,072	—	19,795	—
Ferroban	526	106,401	526	103,005	—	30,907	—	27,442
Mineração Rio do Norte	291	281	284	230	30,653	—	20,255	—
Valepar S.A.	528	—	247	—	—	11,715	—	13,156
Nova Era Silicon	81	4,368	151	3,864	—	—	—	—
Others	75,467	19,478	30,162	19,657	9,983	23,698	20,733	29,967

Total	382,046	216,099	221,181	246,645	294,479	118,011	191,484	139,932

Registered as:

Short-term	382,046	125,378	221,181	131,320	294,479	84,038	191,484	108,801
Long-term	—	90,721	—	115,325	—	33,973	—	31,131

	382,046	216,099	221,181	246,645	294,479	118,011	191,484	139,932

6.9- Taxes to Recover or Offset

	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Witholding income tax on marketable securities and stockholders’ equity	47,177	50,634	15,987	23,852
Value-addedd tax	313,812	432,977	212,850	350,029
PIS and COFINS	172,359	169,894	48,213	74,871
Others	191,791	161,754	30,211	28,989

	725,139	815,259	307,261	477,741

6.10- Deferred Income Tax and Social Contribution
Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Tax loss carryforward	557,724	738,046	35,749	145,000

Temporary differences:
. Pension Plan	224,171	235,935	224,171	235,935
. Contingent liabilities	626,875	599,427	564,312	549,090
. Provision for losses on assets	136,782	126,538	136,782	122,678
. Others	6,285	(100,293)	(55,233)	(50,166)

	994,113	861,607	870,032	857,537

Total	1,551,837	1,599,653	905,781	1,002,537

Short-term	474,282	587,969	364,883	473,668
Long-term	1,077,555	1,011,684	540,898	528,869

	1,551,837	1,599,653	905,781	1,002,537

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	06/30/05	06/30/04
Income before income tax and social contribution	4,915,233	2,174,971	2,049,508	7,090,204	3,330,770	5,793,235	2,733,920
Equity in results of subsidiaries and affiliated companies	(146,831)	(130,359)	(52,522)	(277,190)	(116,653)	(3,261,237)	(1,672,626)
Exchange rate variation on equity	12,672	(430)	(4,807)	12,242	(5,229)	697,250	(169,600)
Non-deductable goodwill and provision for losses	54,909	54,909	54,909	109,818	109,818	146,129	109,820

	4,835,983	2,099,091	2,047,088	6,935,074	3,318,706	3,375,377	1,001,514

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,644,234)	(713,691)	(696,010)	(2,357,925)	(1,128,360)	(1,147,628)	(340,515)
Adjustments to net income which modify the effect on the results for the period:
. Income tax benefit from interest on stockholders’ equity	290,166	145,000	145,329	435,166	306,170	435,166	306,170
. Fiscal incentives	52,764	58,481	9,801	111,245	36,010	11,846	—
. Results of overseas companies	178,790	121,605	230,151	300,395	279,730	—	—
. Tax rate incentive	29,335	20,746	16,386	50,081	30,150	—	—
. Others	32,300	(22,685)	67,692	9,615	14,101	1,856	(62,720)

Income tax and social contribution	(1,060,879)	(390,544)	(226,651)	(1,451,423)	(462,199)	(698,760)	(97,065)

6.11- Consolidated investments

	Investments		Results of investment participations
	06/30/05	03/31/05	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04
Usinas Siderúrgicas de Mnas Gerais SA - USIMNAS (a) and (b)	911,319	795,141	127,999	111,506	39,000	239,505	84,000
YANKUANG	24,989	28,347	(3,358)	125	—	(3,233)	—
SIDERAR (cost $15) (a)	35,256	39,993	(4,737)	177	2,984	(4,560)	3,275
Rio Doce Argentina	1,034	933	(661)	2	—	(659)	—
Quadrem	10,962	12,435	(1,473)	55	1,098	(1,418)	1,186
LARCO	7,051	7,999	(948)	36	597	(912)	639
Rio Doce South Africa	—	17,082	—	35	—	35	—
Longyu	202,863	—	—	—	—	—	—
Goodwill in consolidated companies	1,688,062	1,841,427	(57,270)	(57,270)	(80,013)	(114,540)	(137,283)
Others	18,621	30,027	17,337	18,853	13,650	36,190	32,782

	2,900,157	2,773,384	76,889	73,519	(22,684)	150,408	(15,401)

(a)	Interest by market price — Usiminas R$ 998,875 and Siderar R$ 305,926; and

(b)	Dividends received from Usiminas in the second quarter/2004, R$ 87,500.

6.12— Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
		06/30/05			03/31/05	06/30/05			03/31/05
	Average
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	3.00%	3,526,364	(1,499,934)	2,026,430	2,127,061	1,862,527	(735,756)	1,126,771	1,206,660
Installations	3.42%	12,309,880	(5,212,196)	7,097,684	6,792,738	6,814,310	(2,904,312)	3,909,998	3,649,828
Equipment	9.32%	5,453,006	(2,524,903)	2,928,103	2,838,962	1,931,195	(852,524)	1,078,671	1,036,996
Railroads	3.85%	6,722,944	(3,128,922)	3,594,022	3.543.049	6,544,504	(3,071,067)	3,473,437	3,426,219
Mineral rights (*)	1.87%	1,344,146	(321,358)	1,022,788	1,044,144	1,101,544	(155,800)	945,744	966,500
Others	8.85%	3,707,648	(1,727,512)	1,980,136	2,139,565	2,002,447	(942,561)	1,059,886	1,087,342

		33,063,988	(14,414,825)	18,649,163	18,485,519	20,256,527	(8,662,020)	11,594,507	11,373,545
Construction in progress	—	8,720,540	—	8,720,540	7,695,741	5,670,728	—	5,670,728	5,013,238

Total		41,784,528	(14,414,825)	27,369,703	26,181,260	25,927,255	(8,662,020)	17,265,235	16,386,783

(*) Calculation based on the volume of ore extracted in relation to the proven and probable reserves.
(b) By business area:

	Consolidated
	06/30/05			03/31/05
		Accumulated
	Cost	depreciation	Net	Net
Ferrous

In operation	19,817,249	(9,502,852)	10,314,397	9,988,484

Construction in progress	3,934,631	—	3,934,631	3,380,626

	23,751,880	(9,502,852)	14,249,028	13,369,110

Non-Ferrous

In operation	2,643,975	(657,589)	1,986,386	1,970,005

Construction in progress	1,384,883	—	1,384,883	1,690,443

	4,028,858	(657,589)	3,371,269	3,660,448

Logistics

In operation	1,978,097	(589,370)	1,388,727	1,267,925

Construction in progress	221,979	—	221,979	212,566

	2,200,076	(589,370)	1,610,706	1,480,491

Holdings

In operation	7,536,442	(3,387,966)	4,148,476	4,276,382

Construction in progress	1,770,557	—	1,770,557	1,120,623

	9,306,999	(3,387,966)	5,919,033	5,397,005

Energy

In operation	577,071	(56,461)	520,610	525,220

Construction in progress	590,886	—	590,886	547,859

	1,167,957	(56,461)	1,111,496	1,073,079

Corporate

In operation	511,154	(220,587)	290,567	457,502

Construction in progress	817,604	—	817,604	743,625

	1,328,758	(220,587)	1,108,171	1,201,127

Total	41,784,528	(14,414,825)	27,369,703	26,181,260

6.13— Loans and Financing
Short-term

	Consolidated		Parent Company
	06/30/05	03/31/05	06/30/05	03/31/05
Trade finance	830,152	375,739	407,258	—
Working capital	334,919	327,114	—	—

	1,165,071	702,853	407,258	—

Long-term

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Foreign operations

Loans and financing in:
U.S. dollars	908,057	1,111,607	2,816,000	3,497,103	673,260	616,224	2,171,642	2,714,345
Yen	1,352	1,587	3,380	3,968	1,352	1,587	3,380	3,968
Other currencies	7,816	9,444	42,157	55,928	6,806	7,697	37,604	50,392
Notes in U.S. dollars	225,698	—	2,322,205	2,691,539	—	—	—	—
Export securitization	169,114	169,333	905,804	1,081,528	—	—	—	—
Perpetual notes	—	—	164,354	186,437	—	—	—	—
Accrued charges	155,190	105,088	—	—	38,895	25,373	—	—

	1,467,227	1,397,059	6,253,900	7,516,503	720,313	650,881	2,212,626	2,768,705

Local operations

Indexed by TJLP, TR and IGP-M	175,120	176,119	312,604	419,116	19,257	21,176	21,774	36,741
Basket of currencies	3,531	11,923	23,173	43,215	153	2,820	537	680
Loans in U.S. dollars	261,626	418,277	742,635	1,028,704	1,791	48,407	895	132,922
Non-convertible debentures	705	—	327,979	319,666	705	—	12	811
Accrued charges	58,470	55,606	6,854	9,080	392	1,498	—	—

	499,452	661,925	1,413,245	1,819,781	22,298	73,901	23,218	171,154

	1,966,679	2,058,984	7,667,145	9,336,284	742,611	724,782	2,235,844	2,939,859

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 2.3504 on 06/30/05 (R$ 2.6662 in 03/31/05) and ¥ 1.00 = R$ 0.021194 on 06/30/05 (R$ 0.024875 on 03/31/05);

(b)	At 06/30/05, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government of R$358, to which we gave counter-guarantees;

•	Securitization program of R$1,075;

•	Property, plant and equipment of R$ 378;

•	Others assets R$ 526.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 06/30/05:

	Consolidated		Parent Company
2006	807,456	11%	381,963	17%
2007	1,308,967	17%	422,810	19%
2008	816,974	11%	397,392	18%
2009 onward	4,241,426	55%	1,033,679	46%
No due date (perpetual notes and debentures)	492,322	6%	—	—

	7,667,145	100%	2,235,844	100%

The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 06/30/05 approximate their book values.

(d)	On March 8, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 million of Notes bearing interest at 8.625% p.a and maturing on March 8, 2007 (which may be extended to September 2008). In December, 2004, by public offering, CVRD bought back US$ 186,996 thousands of the principal outstanding notes for US$ 1,117.34 per each US$ 1,000.00. This transaction is guaranteed by the Company with political risk protection and is registered with the U.S. Securities and Exchange Commission (SEC). The Notes are listed on the Luxembourg Stock Exchange.

(e)	On August 1, 2003 Vale Overseas Limited launched a US$ 300 million bonds issue maturing in 10 years. The bonds carry a coupon of 9.00% p.a with semiannual payment of interest. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD.

(f)	On 01/09/04 Vale Overseas Limited launched a US$ 500 millions of bonus maturing in 2034. The securities have coupons of 8.25% per period with half-yearning installment. The obligations are non-guaranteed and non-subordinated of Vale Overseas Limited and have full and unconditional guarantee by CVRD.
6.14- Contingent Liabilities
At the quarterly information dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated				Parent Company
				Provisions for				Provisions for
	Judicial deposits			contingencies	Judicial deposits			contingencies
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Tax contingencies	1,186,589	1,193,436	2,035,662	1,437,422	731,196	757,081	1,650,033	1,048,509
Labor and social security claims	312,872	301,137	613,755	591,693	236,166	230,212	504,636	489,888
Civil claims	245,321	212,702	498,829	503,242	180,207	169,083	420,053	419,720
Other	24,172	24,186	118,383	97,914	24,938	24,775	37,268	36,639

Total	1,768,954	1,731,461	3,266,629	2,630,271	1,172,507	1,181,151	2,611,990	1,994,756

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) income tax with credits and other actions relating to value-added tax (ICMS).
Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holidays pay.
Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.
In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 1,151,558 (R$ 1,980,995 consolidated) on 30/06/05. Based on the advice of our legal counsel, no provision is maintained.
(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of
	guarantee
		Denominated		Final	Counter
Affiliate or Joint Venture	06/30/05	currency	Purpose	maturity	guarantees
SAMARCO	12,883	US$	Debt guarantee IFC	2008	None

VALESUL	803	R$	Debt guarantee BNDES	2007	None
The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
On October 4, 2002, Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.
The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.
According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.
Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth period after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.
6.15- Environmental and Site Reclamation and Restoration Costs
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 06/30/05, the provision for environmental liabilities amounted to R$ 260,648 (R$ 263,281 on 03/31/05), which was accounted for in “Provision for environmental liabilities” in long-term liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
.	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

.	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

.	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.
6.16- Paid-up Capital
Since the Extraordinary Shareholders’ Meeting held on April 27, 2005, the capital increase without issuing new shares through capitalization of part of the Expansion/Investments Reserve in the amount of R$ 5,129,319, tax reserves of R$ 525,853, exhaustion reserve of R$ 1,004,166 and capitalization of tax incentive reserve in the amount of R$ 40,662 increasing its share capital from R$ 7,300 millions to R$ 14,000 millions.
On August 18, 2004 the Extraordinary General Stockholders ´ Meeting approved the forward stock split. Each share, common and preferred, is represented by three shares. After the split the Company’s capital comprises 1,165,677,168, of which 749,949,429 common shares 415,727,739 class “A” preferred shares.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

6.17- Treasury Stock
The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
On 06/30/05, the Company had acquired 14,145,510 common shares and 11,803 preferred shares, which are held in treasury in the amount of R$ 131,318. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price
	06/30/05	03/31/05	Average	Low	High	06/30/05	03/31/05
Preferred	11,803	11,815	17.12	4.67	17.47	47.93	47.93
Common	14,145,510	14,145,510	9.27	6.69	17.36	56.13	56.13

	14,157,313	14,157,325

6.18- Remuneration of Shareholders
On 04/29/05 occurred the payment of the first installment of the minimum dividend in the total amount of R$ 1,279,900 equivalent to BRL 1.11 per outstanding preferred share or common share as interest on stockholders ´equity, R$ 1,278,513 related to the additional remuneration proposed for the fiscal year 2004 and R$ 1,387 related to the fiscal year 2005.
6.19- Financial Results
Parent Company

	1S/05			1S/04
		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(9,972)	192,101	182,129	(89,858)	(212,641)	(302,499)
Local debt	(12,362)	51,231	38,869	(11,359)	(23,664)	(35,023)
Related parties	(139,085)	419,017	279,932	(93,954)	(305,409)	(399,363)

	(161,419)	662,349	500,930	(195,171)	(541,714)	(736,885)
Labor, tax and civil contingencies	(62,586)	(41,472)	(104,058)	(44,214)	(57,877)	(102,091)

Derivatives, net of gain/losses (interest and currencies)	(3,245)	(407)	(3,652)	3,868	(9,338)	(5,470)
Derivatives, net of gain/losses (gold)	3,936	5,290	9,226	15,603	(5,726)	9,877

CPMF	(39,065)	—	(39,065)	(37,527)	—	(37,527)
Other	(49,155)	230,705	181,550	(60,897)	(179,051)	(239,948)

	(311,534)	856,465	544,931	(318,338)	(793,706)	(1,112,044)

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	31,342	(145,480)	(114,138)	32,826	99,501	132,327
Marketable securities	23,350	9,743	33,093	6,708	30,319	37,027
Other	22,495	(30,933)	(8,438)	10,095	24,403	34,498

	77,187	(166,670)	(89,483)	49,629	154,223	203,852

Financial income (expenses), net	(234,347)	689,795	455,448	(268,709)	(639,483)	(908,192)

Consolidated

	2Q/05			1Q/05			2Q/04
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange			exchange rate
	Financial	variation on		Financial	rate variation		Financial	variation on
	expenses	liabilities	Total	expenses	on liabilities	Total	expenses	liabilities	Total
Foreign debt	(101,289)	780,104	678,815	(80,710)	(9,599)	(90,309)	(218,130)	(627,826)	(845,956)
Local debt	(54,481)	235,822	181,341	(64,570)	(11,428)	(75,998)	(65,557)	(156,843)	(222,400)
Related parties	16,459	4,124	20,583	(27,373)	(4,111)	(31,484)	(10,591)	(27,466)	(38,057)

	(139,311)	1,020,050	880,739	(172,653)	(25,138)	(197,791)	(294,278)	(812,135)	(1,106,413)
Labor, tax and civil contingencies	(31,575)	(18,697)	(50,272)	(31,011)	(23,715)	(54,726)	(26,733)	(33,736)	(60,469)
Derivatives, net of gain/losses (interest and currencies)	(5,878)	2,637	(3,241)	4,588	(71)	4,517	23,313	(8,522)	14,791
Derivatives, net of gain/losses (gold, aluminum and alumina)	16,198	41,964	58,162	(9,183)	(3,183)	(12,366)	52,306	(4,967)	47,339
CPMF	(46,111)	—	(46,111)	(23,584)	—	(23,584)	(45,999)	—	(45,999)
Other	(40,815)	(85,525)	(126,340)	(63,164)	(75,171)	(138,335)	(61,593)	(170,447)	(232,040)

	(247,492)	960,429	712,937	(295,007)	(127,278)	(422,285)	(352,984)	(1,029,807)	(1,382,791)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation
	income	assets	Total	income	assets	Total	income	on assets	Total
Related parties	(14,186)	(5,169)	(19,355)	28,993	13,107	42,100	5,156	150,898	156,054
Marketable securities	51,507	(230,392)	(178,885)	43,101	14,259	57,360	30,206	117,768	147,974
Other	20,816	(453,642)	(432,826)	40,746	7,632	48,378	10,314	172,974	183,288

	58,137	(689,203)	(631,066)	112,840	34,998	147,838	45,676	441,640	487,316

Financial income (expenses), net	(189,355)	271,226	81,871	(182,167)	(92,280)	(274,447)	(307,308)	(588,167)	(895,475)

	1S/05			1S/04
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(181,999)	770,505	588,506	(351,947)	(707,204)	(1,059,151)
Local debt	(119,051)	224,394	105,343	(119,138)	(180,605)	(299,743)
Related parties	(10,914)	13	(10,901)	(41,881)	(45,616)	(87,497)

	(311,964)	994,912	682,948	(512,966)	(933,425)	(1,446,391)
Labor, tax and civil contingencies	(62,586)	(42,412)	(104,998)	(44,214)	(57,877)	(102,091)

Derivatives, net of gain/losses (interest and currencies)	(1,290)	2,566	1,276	3,972	(9,337)	(5,365)
Derivatives, net of gain/losses (gold, aluminum and alumina)	7,015	38,781	45,796	(81,319)	(5,726)	(87,045)
CPMF	(69,695)	—	(69,695)	(61,120)	—	(61,120)
Other	(103,979)	(160,696)	(264,675)	(131,535)	(231,890)	(363,425)

	(542,499)	833,151	290,652	827,182	(1,238,255)	(2,065,437)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	14,807	7,938	22,745	22,883	168,745	191,628
Marketable securities	94,608	(216,133)	(121,525)	57,913	170,987	228,900
Other	61,562	(446,010)	(384,448)	34,066	209,894	243,960

	170,977	(654,205)	(483,228)	114,862	549,626	664,488

Financial income (expenses), net	(371,522)	178,946	(192,576)	(712,320)	(688,629)	(1,400,949)

6.20- Financial Instruments — Derivatives
The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.
The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.

The following table shows the movement of gains/loss on derivatives:

	Consolidated
	2Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains / (losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)
Financial settlement	10,162	(991)	5,629	22,936	21,657	59,393
Financial expenses, net	(4,239)	(1,638)	(1,228)	(28,254)	45,680	10,321
Monetary variations, net	3,481	(844)	9,705	16,381	15,877	44,600

Gains / (losses) unrealized on 06/30/05	(21,173)	3,719	(69,555)	(127,240)	(50,832)	(265,081)

	1Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains / (losses) unrealized on 12/31/04	(44,887)	9,405	(97,430)	(152,280)	(147,290)	(432,482)
Financial settlement	7,786	(206)	5,894	26,756	20,706	60,936
Financial expenses, net	6,611	(2,023)	8,606	(10,982)	(6,807)	(4,595)
Monetary variations, net	(87)	16	(731)	(1,797)	(655)	(3,254)

Gains / (losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)

	2Q/04
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains/ (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(125,525)	(103,578)	(472,512)
Financial settlement	33,144	(785)	3,144	—	—	35,503
Financial expenses, net	23,034	279	30,682	9,866	11,758	75,619
Monetary variations, net	(8,652)	130	(4,967)	—	—	(13,489)

Gains / (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(115,659)	(91,820)	(374,879)

	Parent Company
	2Q/05
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 03/31/05	(3,086)	7,191	(47,883)	(43,778)
Financial settlement	2,207	(991)	3,041	4,257
Financial expenses, net	(748)	(1,638)	(453)	(2,839)
Monetary variations, net	371	(844)	5,555	5,082

Gains / (losses) unrealized on 06/30/05	(1,256)	3,718	(39,740)	(37,278)

	1Q/05
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	(55,269)
Financial settlement	5,147	(206)	3,399	8,340
Financial expenses, net	984	(2,023)	4,389	3,350
Monetary variations, net	51	15	(265)	(199)

Gains / (losses) unrealized on 03/31/05	(3,086)	7,191	(47,883)	(43,778)

	2Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains/ (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)
Financial settlement	33,144	(680)	3,144	35,608
Financial expenses, net	23,035	174	30,682	53,891
Monetary variations, net	(8,653)	130	(4,967)	(13,490)

Gains / (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(167,400)

Maturity dates of the instruments above are as follows:

Gold	December 2008

Interest (LIBOR)	October 2007

Currencies	December 2011

Alumina	December 2008

Aluminum	December 2008
6.21— Administrative and Other Operating Expenses

	Consolidated					Parent Company
	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	06/30/05	06/30/04
Administrative

Personnel	102,856	103,750	120,322	206,606	207,944	115,921	91,194
Technical consulting	42,155	21,002	34,508	63,157	61,605	41,970	49,406
Advertising and publicity	29,739	14,600	15,335	44,339	21,342	41,960	19,388
Depreciation	29,487	29,807	32,461	59,294	57,832	25,635	21,324
Travel expenses	15,041	9,004	7,412	24,045	13,741	16,574	10,837
Rents and taxes	21,014	12,300	13,140	33,314	21,629	13,731	6,713
Community aborigine	5,042	4,883	7,138	9,925	12,223	9,925	12,223
Others (*)	62,258	62,203	45,187	124,461	121,575	19,083	27,321

	307,592	257,549	275,503	565,141	517,891	284,799	238,406

(*)	Refers basically to office maintenance expenses.

	Consolidated					Parent Company
	2Q/05	1Q/05	2Q/04	06/30/05	06/30/04	06/30/05	06/30/04
Other operating expenses (income)
Provisions for contingencies	34,490	25,638	50,024	60,128	76,666	54,000	55,268
Provision for loss on ICMS credits	8,709	19,560	7,830	28,269	9,982	—	—
Provision for profit sharing	59,992	46,689	55,282	106,681	93,282	90,000	90,000
Donations	32,478	5,890	9,523	38,368	18,108	32,253	18,099
Pension plan	17,000	—	—	17,000	—	17,000	—
Agreement of Itabira’s taxes	19,585	—	—	19,585	—	19,450	—
Others	47,516	23,091	14,490	70,607	48,708	(35,302)	9,897

	219,770	120,868	137,149	340,638	246,746	177,401	173,264

6.22— Subsequent Event
Caemi concluded the sale of its interest in Quebec Cartier Mining Company (QCM) to Dofasco Inc. for approximately US$ 125 million in July/05. The operation will be recognized on the third quarter and the effects before taxes will be the same of the value of the sale.

Part III
7- Attachment I — Statement of Investments in Subsidiaries

Period ended June 30, 2005	In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities			Statement of income
										Cost of			Income	Adjusted
								Adjusted		products	Operating	Non-	tax and	net
							Long-	stockholders’	Net	and	income	operating	social	income
	Total	Voting	Current	Long-term	Permanent	Current	term	equity	revenues	services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	166,350	7,257	2,245,171	2	1,036,077	1,382,699	—	—	535,445	—	—	535,445
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	519,934	745,514	1,072,593	677,557	352,419	1,308,065	1,016,493	(700,428)	(21,075)	75	(63,293)	231,772
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	408,243	172,758	2,737,192	319,438	956,704	2,042,051	757,541	(473,584)	83,328	5	(52,422)	314,868
Brasilux S.A.	100.00	100.00	3,655	40,723	604	21,198	—	23,784	—	—	385	—	—	385
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	1,596,518	82,980	1,817,182	743,807	811,358	1,941,515	2,127,358	(879,580)	(182,182)	(105,467)	(323,894)	636,235
Companhia Paulista de Ferro Ligas	100.00	100.00	177,925	36,010	2,942	141,527	37,094	38,256	—	—	7,378	41	(3,668)	3,751
Companhia Portuária Baia de Sepetiba	100.00	100.00	145,839	5,950	149,768	94,198	—	207,359	91,701	(33,394)	5,523	(480)	(21,500)	41,850
CVRD Overseas Ltd.	100.00	100.00	1,291,499	905,803	—	436,390	952,977	807,935	1,348,220	(1,048,987)	(40,976)	—	—	258,257
Docepar S.A.	100.00	100.00	21,165	150,534	147	14,665	116,025	41,156	—	—	2,606	—	(250)	2,356
Ferrovia Centro — Atlântica S.A.	99.99	100.00	507,358	197,429	1,080,695	284,993	1,460,859	39,630	318,713	(323,644)	5,674	—	46	789
Florestas Rio Doce S.A.	100.00	100.00	66,845	49,119	3,729	37,529	18,657	63,507	—	—	1,948	(21)	(3,726)	(1,799)
Itabira Rio Doce Company Limited — ITACO	100.00	100.00	4,718,562	1,960,871	3,975,989	3,210,353	3,087,576	4,357,493	6,295,348	(4,996,622)	554,575	(1)	—	1,853,300
Mineração Tacumã Ltda.	100.00	100.00	129	1,032,500	39,632	15,463	1,031,000	25,798	—	—	438	—	—	438
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	348,539	100,225	10,200	88,295	102,879	267,790	189,815	(117,496)	(21,621)	(1,175)	(17,877)	31,646
Rio Doce Limited	100.00	100.00	162,849	339,863	381,247	164,268	28,353	691,338	266,972	(284,632)	41,184	—	(1,672)	21,852
Rio Doce International Finance Ltd.	100.00	100.00	1,635,616	2,338,995	7,454	372,319	445,008	3,164,738	—	(11,118)	45,515	—	—	34,397
Rio Doce Manganèse Europe — RDME	100.00	100.00	301,244	199	76,805	139,616	7,467	231,165	308,155	(272,464)	(13,251)	(2,059)	(8,108)	12,273
Rio Doce Manganése Norway AS	100.00	100.00	133,535	—	62,019	59,781	56,525	79,248	47,979	(36,133)	(14,839)	—	1,184	(1,809)
Rio Doce Manganês S.A.	100.00	100.00	921,605	173,131	318,014	601,320	102,877	708,553	553,763	(326,713)	(67,707)	(146)	(42,078)	117,119
Salobo Metais S.A.	100.00	100.00	333	—	841,566	658	579,531	261,710	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	99.89	99.89	39,005	3,593	53,726	20,701	3,034	72,589	53,536	(35,367)	710	—	(6,428)	12,451
Urucum Mineração S.A.	100.00	100.00	85,851	12,645	53,577	39,580	58,974	53,519	91,395	(37,293)	(23,783)	(717)	(10,532)	19,070
Valeoverseas Ltd.	100.00	100.00	81,104	2,174,839	—	81,124	2,174,839	(20)	—	—	(2)	—	—	(2)

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	1,030,317	5,342	517,064	438,159	352,560	762,004	1,661,699	(1,479,401)	(49,114)	—	(58,566)	74,618
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	165,511	68,641	212,939	229,163	73,659	144,269	361,046	(249,938)	10,013	—	(44,122)	76,999
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	334,689	43,399	64,442	198,066	55,380	189,084	378,900	(244,978)	(16,061)	779	(41,424)	77,216
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	314,126	66,838	61,408	239,806	45,107	157,459	345,153	(228,558)	(4,860)	(6,495)	(37,190)	68,050
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	346,743	87,155	110,775	357,972	32,437	154,264	511,641	(389,397)	(17,120)	—	(39,037)	66,087
Gulf Industrial Investment Co.-GIIC	50.00	50.00	343,343	—	91,484	83,734	23,504	327,589	487,345	(257,548)	(64,522)	—	—	165,275
Minas da Serra Geral S.A. — MSG	50.00	50.00	16,754	12,450	100,040	8,556	30,011	90,677	6,512	(4,736)	(20,702)	1,236	—	(17,690)
Mineração Rio do Norte S.A.	40.00	40.00	153,115	438,851	987,223	622,735	162,503	793,951	477,867	(229,284)	9,050	(6,677)	(24,212)	226,744
MRS Logística S.A.	29.35	28.75	664,197	284,751	937,769	663,237	610,578	612,902	812,279	(444,365)	(79,097)	(4,784)	(92,641)	191,392
Samarco Mineração S.A.	50.00	50.00	554,874	92,378	984,302	477,253	219,524	934,777	1,022,457	(343,463)	(72,983)	(90)	(97,180)	508,741
Valesul Alumínio S.A.	54.51	54.51	174,406	56,532	127,102	55,962	28,217	273,861	253,308	(226,140)	3,157	1,444	(12,197)	19,572
Baovale Mineração	50.00	100.00	30,698	—	55,929	1,909	—	84,718	14,463	(2,455)	(17,217)	—	(1,621)	(6,830)
Nova Era Silicon S.A.	49.00	49.00	21,450	12,134	44,576	18,284	28,677	31,199	48,293	(39,088)	(10,359)	5	679	(470)

Observation:

(a)	The amounts above refer to figures presented in financial statements of the companies on 06/30/05 and not only the part consolidated.

(b)	Caemi financial statements are consolidated and include $ 28,764 of minority interest registered at non-operating result.

8- Other Information the Company Deems Relevant
8.1- Consolidated Iron Ore and Pellet Sales (Main Markets — Not Reviewed)

	Millions of tons
	Quarter						Accumulated
	2Q/05%		1Q/05%		2Q/04%		06/30/05%		06/30/04%
FOREIGN MARKET

ÁSIA
CHINA	12.3	20	11.5	20	8.9	16	23.8	20	18.4	17
CORÉIA	1.3	2	2.5	4	2.1	4	3.8	3	4.9	5
PHILIPPINES	1.1	2	1.0	2	1.0	2	2.1	2	1.8	2
JAPAN	6.6	11	5.8	10	6.3	11	12.4	10	11.6	11
TAIWAN	0.9	1	1.2	2	1.0	2	2.1	2	2.1	2
OTHERS	0.3	—	0.7	1	0.4	1	1.0	1	1.1	1

	22.5	36	22.7	39	19.7	36	45.2	38	39.9	38

EUROPE
GERMANY	6.5	11	5.9	10	6.4	11	12.4	10	11.6	11
SPAIN	1.1	2	0.9	2	1.2	2	2.0	2	2.2	2
FRANCE	3.0	5	2.6	4	3.1	6	5.6	5	5.8	5
ITALY	3.4	6	2.2	4	2.3	4	5.6	5	4.9	5
ENGLAND	1.5	2	1.3	2	0.4	1	2.8	2	0.9	1
OTHERS	5.1	8	5.1	9	5.1	9	10.2	8	9.2	8

	20.6	34	18.0	31	18.5	33	38.6	32	34.6	32

AMERICAS
ARGENTINA	1.1	2	1.2	2	1.1	2	2.3	2	2.2	2
UNITED STATES	1.1	2	1.3	2	1.5	3	2.4	2	2.5	2
OTHERS	1.8	3	1.8	3	1.4	3	3.6	3	3.1	3

	4.0	7	4.3	7	4.0	8	8.3	7	7.8	7

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	1.0	2	0.8	1	0.7	1	1.8	1	1.6	1
OTHERS	2.2	4	1.9	3	1.9	3	4.1	3	3.9	4

	3.2	6	2.7	4	2.6	4	5.9	4	5.5	5

	50.3	83	47.7	81	44.8	81	98.0	81	87.8	82

BRAZIL	11.4	17	11.2	19	10.9	19	22.6	19	20.7	18

TOTAL	61.7	100	58.9	100	55.7	100	120.6	100	108.5	100

9- Report of the Independent Accountants
(A free translation of the original opinion in Portuguese expressed on Quarterly Information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)
To the Stockholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ
1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended June 30, 2005, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements as of June 30, 2005, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$6,674,382 thousand of these investments and R$1,346,361 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously reviewed the balance sheets, holding company and consolidated, as of March 31, 2005 and the statements of income for the quarter ended June 30, 2004, presented for comparison purposes, and issued our reports dated May 6, 2005 and August 6, 2004, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors. Additionally, the statement of income for the quarter ended March 31, 2004, presented for comparison purposes as an integral part of the result for the first semester of 2004, was reviewed by other independent auditors, whose report, dated May 7, 2004, included a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, August 10, 2005

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant

10 - Board of Directors, Advisory Committees, Fiscal Council, Executive Officers and Technical Responsibles

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	José Bernardo de Medeiros Neto

Chairman	Marcelo Amaral Moraes

Arlindo Magno de Oliveira

Aníbal Moreira dos Santos

Eduardo Fernando Jardim Pinto

Joaquim Vieira Ferreira Levy

Erik Persson

Francisco Augusto da Costa e Silva

Jaques Wagner	Executive Officers

Hiroshi Tada	Roger Agnelli
Chief Executive Officer

Mário da Silveira Teixeira Júnior

Murilo Pinto de Oliveira Ferreira
Oscar Augusto de Camargo Filho	Executive Officer for Equity Holdings and Business Development

Renato da Cruz Gomes

José Carlos Martins
Jorge Luiz Pacheco	Executive Officer for Ferrous Minerals

Carla Grasso
Advisory Committees of the Board of Directors	Executive Officer for Human Resources and Corporate Services

Accounting Committee	José Lancaster
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros	Fábio de Oliveira Barbosa
Chief Financial Officer
Executive Development Committee
Arlindo Magno de Oliveira	Gabriel Stoliar
João Moisés de Oliveira	Executive Officer for Planning
Olga Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Executive Officer for Logistics

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa

Rômulo de Mello Dias	Marcus Vinícius Dias Severini	Otto de Souza Marques Junior
Wanderlei Viçoso Fagundes	Chief Accountant	Chief Officer of Control Department
Wanderley Rezende de Souza	CRC-RJ 093982/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer